                                                Filed Pursuant to Rule 424(B)(4)
                                                      Registration No. 333-35947



                                2,067,000 SHARES


                              [AMERICAN COIN LOGO]
                                  COMMON STOCK

                            ------------------------


       Of the 2,067,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") of American Coin Merchandising, Inc., d/b/a SugarLoaf Creations, Inc. (the "Company") offered hereby, 1,000,000 shares are being sold by the Company and 1,067,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AMCN." The last sale of the Company's Common Stock, as reported on the Nasdaq National Market, occurred on October 28, 1997 at a price of $15.25 per share.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


========================================================================================================================
                                     PRICE TO        UNDERWRITING DISCOUNTS      PROCEEDS TO      PROCEEDS TO SELLING
                                      PUBLIC           AND COMMISSIONS(1)         COMPANY(2)        STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------------------------
Per Share.......................      $15.00                 $0.90                  $14.10               $14.10
------------------------------------------------------------------------------------------------------------------------
Total(3)........................   $31,005,000             $1,860,300            $14,100,000          $15,044,700
========================================================================================================================


(1) See "Underwriting" for information concerning indemnification of the Underwriters by the Company and the Selling Stockholders and other matters.
(2) Before deducting certain expenses estimated at $400,000 payable on a pro-rata basis by the Company and the Selling Stockholders.

(3) The Selling Stockholders have granted the Underwriters a 30-day over-allotment option to purchase up to 310,050 shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $35,655,750, $2,139,345, and $19,416,405, respectively. See "Underwriting."


                            ------------------------


    The shares of Common Stock are being offered by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of EVEREN Clearing Corporation in New York, New York or through the facilities of The Depository Trust Company in New York, New York, on or about November 3, 1997.


EVEREN SECURITIES, INC.
                           LADENBURG THALMANN & CO. INC.

                                                 THE SEIDLER COMPANIES
                                                          INCORPORATED


                The date of this Prospectus is October 28, 1997

     First Foldout Page: Picture of Toy Shoppe which shows Toy Shoppe containing stuffed animals and plush toys and list of major Retail Accounts including Kroger, Safeway/Vons, Fred Meyer Stores, Cub Foods, Wal-Mart, Kmart, Denny's (franchised), Ponderosa Steak House, Bonanza Steak Houses, AMF Bowling Centers, Brunswick Bowling Centers, Truckstops of America, Flying J Truckstop and 76 Truckstops.

     Inside Foldout Page: Pictures of Treasure Shoppe and Fun Shoppe showing Treasure Shoppe containing jewelry and watches and Fun Shoppe containing small toys and candy; Banner picture of various Company items in Shoppes.

     Inside Page: Picture of map of the United States marked to show location of Company offices, franchise offices and corporate headquarters; graph of Machine Growth showing increase of number of Shoppes owned by the Company and its franchisees from 1992 through 1996; Banner picture of various Company items in Shoppes.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."
     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING STOCKHOLDERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus. Information contained in this Prospectus includes "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995) which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "plans" or "anticipates" or variations thereon or comparable terminology or by a discussion of strategy. Because such statements include risks and uncertainties, actual results could differ materially from those expressed or implied by such forward-looking statements. This Prospectus also contains important cautionary statements identifying factors which may affect such future results. See "Risk Factors" for a discussion of certain of these factors and risks associated with an investment in the Common Stock. Except as noted otherwise, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, the term the "Company" refers to American Coin Merchandising, Inc., a Delaware corporation, or prior to August 31, 1995, American Coin Merchandising, Inc. and affiliates.

                                  THE COMPANY

     The Company is a leading owner, operator and franchisor of coin-operated skill-crane machines ("Shoppes") that dispense stuffed animals, plush toys, watches, jewelry and other items through a national network of more than 9,000 machines operated by the Company and its franchisees. For up to 50c a play, customers maneuver the skill-crane into position and attempt to retrieve the desired item in the machine's enclosed display area before play is ended. The Shoppes are located in supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations ("Retail Accounts") to take advantage of the regular customer traffic at these locations. Shoppes are currently located in Wal-Mart, Kmart, Safeway, Denny's, Kroger, and many other well-known Retail Accounts. The Company utilizes displays of quality merchandise, new product introductions, including Company-designed products, licensed products and seasonal items, and other merchandising techniques to attract new and repeat customers. The Company is beginning to expand into complementary vending businesses, including kiddie rides and bulk vending (candy, gum, novelty items, etc.).

     The number of Company owned and operated Shoppes has risen from 743 to 3,967 from 1993 to 1996, representing a compound annual growth rate of 74.8%. In 1996, the Company had record revenue and operating earnings of $38.3 million and $4.3 million. The Company's growth continued during the six month period ended June 30, 1997, when the Company had six month revenue and operating earnings of $26.1 million and $3.1 million, an increase of 59.3% and 104.2% over the comparable 1996 period. This growth resulted primarily from an increase in the installed base of Company owned and operated Shoppes from 2,904 as of June 30, 1996 to 4,792 as of June 30, 1997, or an increase of 65%. In 1996, Shoppes owned by the Company and its franchisees vended more than 7.25 million toys.

     The Company plans to increase the number of Shoppes it owns and operates by an average of at least 1,400 for 1997 and 1998 through a combination of acquisitions and new Shoppe placements. The Company believes that the Shoppes' potential economic return, visual appeal, product quality and the Company's high operational standards are important factors in gaining acceptance of the Company's Shoppes by Retail Accounts. The Company operates three types of
Shoppes: (i) the Toy Shoppe which primarily dispenses stuffed animals and plush toys, (ii) the Treasure Shoppe which dispenses items such as jewelry and watches, and (iii) the Fun Shoppe which dispenses small toys and candy. Over 60% of the Company's Shoppe placements have been Toy Shoppes, which the Company purchases for an average price of $3,600. In 1996, a Toy Shoppe averaged $12,000 in revenue and over $4,200 in cash profit contribution (revenue minus cost of vended products, location commissions and direct service cost).

     The skill-crane industry has been in existence for over 75 years and is highly fragmented. Based on analysis of certain industry publications, the Company believes that there are approximately 50,000 units of prize-dispensing equipment in operation nationwide, of which skill-cranes are the most prevalent type, with the average skill-crane business operating 16 machines. With over 5,000 Company owned and operated

Shoppes as of August 31, 1997, management believes the Company is the largest, and only national, owner and operator of skill-crane machines. The Company believes that supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations, representing over 100,000 potential crane locations, are becoming increasingly aware of the economic benefits of amusement and vending machines, such as the Company's Shoppes, which can provide retailers greater revenue and profits per square foot than alternative uses of available floor space, with minimal expense.

  BUSINESS STRATEGY

     The Company's business strategy is to differentiate itself from traditional skill-crane operators by (i) offering products of higher quality than the carnival-type products that have been associated with skill-crane and other prize-dispensing equipment; (ii) utilizing appealing merchandise displays, frequent new product introductions, including Company-designed products, licensed products and seasonal items, and other merchandising techniques designed to attract customers; (iii) controlling product cost by purchasing products in large quantities directly from manufacturers; (iv) closely monitoring Shoppe revenue per product dispensed (the "Vend Ratio") to maintain customer satisfaction and optimize Shoppe revenue and profitability; (v) concentrating the placement of its Shoppes in Retail Accounts; (vi) providing major Retail Accounts with the timely installation and operation of an integrated system of Shoppes that can exceed 1,000 machines on a national basis; and (vii) providing comprehensive training for the Company's field office personnel and franchisees to assure the achievement of the Company's business objectives. The Company intends to focus on owning and operating Shoppes and does not currently intend to grant any additional franchises.

  GROWTH STRATEGY

     - Further penetration of existing geographic markets. As of August 31, 1997, the Company owned and operated over 5,000 Shoppes from a national network of 30 offices with operations in 40 states, which management believes makes the Company the largest, and only national, owner and operator of skill-crane machines. The Company believes this network is well positioned to serve the skill-crane operations of supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations, which the Company estimates represent over 100,000 potential crane locations.

     - Increase penetration of existing Retail Accounts. The Company and its franchisees are designated skill-crane operators for many regional and national Retail Accounts including Wal-Mart, Safeway, Kroger and franchised Denny's. The Company believes opportunities exist to increase penetration within its existing Retail Accounts. For example, while the Company already owned and operated 1,465 Shoppes in Wal-Mart as of August 31, 1997, over 250 stores have yet to be installed under the Wal-Mart contract.

     - Target marketing efforts towards new large Retail Accounts. The Company believes the attractive economic returns its Shoppes offer and its demonstrated success with installing and operating a significant number of Shoppes in Retail Accounts such as Wal-Mart and Safeway will allow it to successfully target new national and regional Retail Accounts. In only twelve months (ended June 30, 1997), the Company installed over 1,200 Shoppes in Wal-Mart stores.

     - Capitalize on relationships with existing Retail Accounts. The Company believes it can capitalize on its existing relationships with Retail Accounts to expand the number and type of amusement and vending machines its employees service at each location. Already the Company has introduced multiple Shoppes at individual locations and is beginning to introduce kiddie rides and bulk vending into its system.

     - Acquire franchisees and other complementary vending businesses. The Company has undertaken six (6) acquisitions since January 1, 1996 (see "Recent Acquisitions") acquiring over 600 Shoppes, significant franchised territories and a bulk vending and kiddie ride business. The Company plans to pursue acquisition opportunities in order to increase the number of Company owned machines and to acquire franchised territories and other complementary businesses.

  RECENT ACQUISITIONS

     As part of the Company's growth strategy, since January 1996 it has undertaken the following six (6) acquisitions:

     - Hoosier Coin Company. The Company's former franchisee for Indiana, including 156 Shoppes, was purchased in January 1996 for consideration of approximately $0.5 million.

     - Northern Coin Company. The Company's former licensee for portions of Colorado, including 40 Shoppes, was purchased in May 1996 for consideration of approximately $0.5 million.

     - Sugarloaf of Utah. The Company's former franchisee for Utah, including 213 Shoppes, was purchased in July 1996 for consideration of approximately $0.9 million.

     - Sugarloaf West. The Company's former franchisee for portions of Colorado, including 37 Shoppes, was purchased in August 1996 for consideration of approximately $0.2 million.

     - Sugarloaf, Inc. The Company's former franchisee for the states of Louisiana and Oklahoma and portions of Missouri, Illinois and Texas, including 202 Shoppes, was purchased in July 1997 for consideration of approximately $1.7 million.

     - Quality Amusements Corp. and Quality Entertainment Corp. On September 12, 1997, the Company executed an agreement to purchase the assets of these operators of bulk vending machines and kiddie rides for consideration of approximately $1.8 million, which is scheduled to close November 1, 1997.

     The Company was incorporated in Colorado in July 1988 and was reincorporated in Delaware in July 1995. The Company's principal executive offices are located at 5660 Central Avenue, Boulder, Colorado 80301 and its telephone number is (303) 444-2559.

                                  THE OFFERING


Common Stock Offered by the Company..................  1,000,000 shares
Common Stock Offered by the Selling Stockholders.....  1,067,000 shares(1)
Common Stock Outstanding after the Offering..........  6,450,904 shares(2)
Use of Proceeds......................................  To repay bank debt, purchase additional
                                                       Shoppes, fund acquisitions and for working
                                                       capital and other general corporate purposes.
                                                       See "Use of Proceeds."
Nasdaq National Market Symbol........................  "AMCN"


---------------


(1) Excludes 310,050 shares of Common Stock which is subject to the Underwriters' over-allotment option. See "Underwriting."


(2) Excludes (i) 329,500 shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price of $7.76 per share outstanding as of August 31, 1997, and (ii) 125,000 shares of Common Stock issuable upon exercise of certain warrants which have an exercise price of $8.40 per share. See "Management -- Stock Option Plan" and " -- Non-Employee Directors' Stock Option Plan."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                                     SIX MONTHS        TWELVE
                                                                                                        ENDED          MONTHS
                                                            YEAR ENDED DECEMBER 31,                   JUNE 30,         ENDED
                                                 ----------------------------------------------   -----------------   JUNE 30,
                                                  1992     1993      1994      1995      1996      1996      1997       1997
                                                 ------   -------   -------   -------   -------   -------   -------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Revenue........................................  $7,784   $10,508   $17,614   $25,714   $38,267   $16,417   $26,147   $47,997
Gross profit...................................   2,557     3,403     5,008     7,959    11,325     4,707     7,796    14,414
General and administrative expense.............   2,098     2,854     3,607     4,565     7,053     3,203     4,725     8,575
Operating earnings.............................     459       549     1,401     3,394     4,272     1,504     3,071     5,839
Net earnings...................................     516       321     1,082     2,575     2,586       876     1,765     3,475
Pro forma net earnings(1)......................     320       199       671     2,549
Net earnings per share(2)......................                                         $  0.48   $  0.16   $  0.33   $  0.64
Weighted average common shares(2)..............                                           5,417     5,449     5,381     5,447
COMPANY OPERATING DATA:
Revenue growth.................................      --      35.0%     67.6%     46.0%     48.8%     37.9%     59.3%
Operating earnings growth......................      --      19.6     155.2     142.3      25.9       0.7     104.2
Gross margin...................................    32.9%     32.4      28.4      31.0      29.6      28.7      29.8
Operating earnings margin......................     5.9       5.2       8.0      13.2      11.2       9.2      11.7
Pro forma net earnings margin(3)...............     4.1       1.9       3.8       9.9       6.8       5.3       6.8
NUMBER OF SHOPPES(4):
Company operations.............................     284       743     1,019     2,057     3,967     2,904     4,792
Franchise operations...........................   1,788     2,148     3,008     3,455     3,981     3,522     4,195
                                                 ------   -------   -------   -------   -------   -------   -------
        Total..................................   2,072     2,891     4,027     5,512     7,948     6,426     8,987
                                                 ======   =======   =======   =======   =======   =======   =======


                                                                    JUNE 30, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(5)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 1,958       $ 9,829
Total assets................................................   24,695        32,566
Total short-term debt and current portion of long-term
  debt......................................................    1,101         1,101
Total long-term debt, excluding current portion.............    6,760           725
Total stockholders' equity..................................   13,467        27,373


---------------

(1) During the years 1992 through August 1995, the Company and each of the Chicago Toy Company, the Georgia Toy Company, Inland Merchandising, Inc., Lehigh Valley Toy Company, Performance Merchandising, Inc., Southwest Coin Company, Sugarloaf, Ltd. and Sugarloaf Marketing Inc., (the "Affiliated Entities") were organized as either S corporations or a partnership and the taxable income of the Company and the Affiliated Entities was attributable directly to their respective stockholders or partners during such periods. Accordingly, net income has been adjusted to reflect federal and state income taxes as if such taxes had been incurred for such period at an estimated effective rate of 38%. See Note 1 of Notes to the Financial Statements included herein.

(2) Net earnings per share and weighted average common shares are not presented for 1992 through 1995 because the Company and each of the Affiliated Entities were organized as S corporations or a partnership. On a pro forma basis, net earnings per share and weighted average common shares would have been $0.55 and 4,669,000 respectively, for 1995. See Note 14 of Notes to the Financial Statements included herein.

(3) Net earnings margin for 1992 through 1995 is based on pro forma net earnings.

(4) Shoppes previously owned and operated by the Affiliated Entities, other than Sugarloaf Marketing, are included in Company operations. Shoppes previously owned and operated by Sugarloaf Marketing are included in franchise operations on a historical basis. The number of Shoppes is as of the end of the indicated period.


(5) Adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $15.00 per share and after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     The following principal risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "plans" or "anticipates" or variations thereon or comparable terminology or by a discussion of strategy. Because such statements include risks and uncertainties, actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

GROWTH AND MANAGEMENT OF GROWTH

     The Company has recently experienced substantial growth, however, there can be no assurance that the Company will continue to grow at historical rates or at all. The Company's ability to generate increased revenue and achieve higher levels of profitability will depend upon its ability and the ability of its franchisees to place additional Shoppes in Retail Accounts as well as to maintain or increase the average financial performance of the Shoppes. The Company's ability to place additional Shoppes depends on a number of factors beyond the Company's control, including general business and economic conditions. Installation of additional Shoppes will also depend, in part, upon the Company's ability to secure additional national and regional Retail Accounts and to obtain approval to place additional Shoppes in individual locations of such accounts. The Company, its franchisees and their suppliers also may be unable to place and adequately service additional Shoppes, which could have a material adverse effect on the Company's financial performance.

     In addition, the Company has limited experience with product offerings beyond skill-cranes and new product offerings (including kiddie rides and bulk vending) may involve risks and operational requirements different from those of the Shoppes. Accordingly, there can be no assurance that any additional Company product offerings will meet with success or generate significant additional revenue.

     There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. The Company's growth has placed, and is expected to continue to place, significant demands on all aspects of the Company's business, including Shoppe servicing, merchandising, financial and administrative personnel and systems. The Company's future operating results are substantially dependent upon the ability of the Company's officers and key personnel to manage anticipated growth and increased demand effectively; to attract, train and retain additional qualified personnel; and to implement and improve technical, service, administrative, financial control and reporting systems. Either a deterioration in Shoppe performance or the Company's failure to manage growth effectively could adversely and materially affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy" and "-- Growth Strategy."

ACQUISITION RELATED RISKS

     Part of the Company's business strategy is to acquire other businesses or assets that will complement its existing business and it is contemplated that part of the proceeds from the Offering may be used for such acquisitions. The Company is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood of a material transaction being completed should any negotiations commence. If the Company proceeds with any such transaction, no assurance can be given that the Company can effectively integrate the acquired operations with its own. The Company also may seek to finance any such acquisition through debt financings or issuances of equity and there can be no assurance that any such financing will be available on acceptable terms or at all. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

TRADE RELATIONS AND DEPENDENCE ON MAJOR ACCOUNTS

     The Company's largest major account, Wal-Mart, accounted for approximately 1.9% of total revenue for the six month period ended June 30, 1996, 11.4% of total revenue in all of fiscal 1996, and 28.2% of total revenue for the six month period ended June 30, 1997. Although the Company has entered into a contract with Wal-Mart (which expires on January 1, 2000), national and regional Retail Accounts generally do not enter into long-term contracts with vendors. In individual-location accounts, the Company and its franchisees generally place Shoppes pursuant to oral agreements with location managers. The arrangements of the Company and its franchisees with most of these accounts may be terminated at any time. In addition, Wal-Mart may terminate its contract with the Company under certain limited circumstances. The loss of the Wal-Mart account, or the loss of a significant number of other major accounts, or a significant reduction in the number of Shoppes placed at such accounts, for any reason, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Operations."

COMPETITION

     The Company competes with a number of regional and local operators of skill-crane machines. Many of these competitors are engaged in aggressive expansion programs, and the Company has experienced and expects to continue to experience intense competition for new locations. There can be no assurance that the Company will be able to compete effectively with these companies in the future. The Company's Shoppes also compete with other vending machines and coin-operated amusement devices and seasonal and bulk merchandise for sites within retail locations. There can be no assurance that the Company will be able to maintain its current sites in the retail locations or that it will be able to obtain sites in the future on attractive terms or at all. There also are few barriers to entry in the Company's business, and it would be possible for well-financed vending machine manufacturers or other vending machine operators with existing relationships with supermarkets and other locations targeted by the Company to compete readily with the Company in certain markets. See "Business -- Competition."

DEPENDENCE ON SUPPLIERS AND FOREIGN SOURCING

     Substantially all of the plush toys and other products dispensed from the Shoppes are produced by foreign manufacturers. A majority are purchased directly by the Company from manufacturers in the People's Republic of China ("China"). The Company purchases its other products indirectly from vendors who obtain a significant percentage of such products from foreign manufacturers. As a result, the Company is subject to changes in governmental policies, the imposition of tariffs, import and export controls, transportation delays and interruptions, political and economic disruptions and labor strikes which could disrupt the supply of products from such manufacturers. Among other things, the loss of China's "most favored nation" status under U.S. tariff laws could result in a substantial increase in the import duty of certain products manufactured in China, which could result in substantially increased costs for certain products purchased by the Company which could have a material adverse effect on the Company's financial performance. See "Business -- Operations" and
"-- Suppliers."

     The Company also could be affected by labor strikes in the sea shipping, trucking and railroad industries, all of which the Company utilizes to varying degrees. Although the Company believes that alternative means of transportation would be available for its products in the event of a labor strike affecting a particular mode of transportation, such a disruption could increase the Company's transportation costs and thereby reduce its profit margins.

     The Company does not have a long-term supply agreement with any of its crane suppliers. While the Company believes that it will continue to be able to purchase skill-crane machines from existing or alternative suppliers, no assurance can be given that skill-cranes will be available on a cost-efficient basis or that shortages or other disruptions in the Company's sources of supply for skill-crane machines and components would not have a material and adverse effect on the Company's business, financial condition or results of operations. See "Business -- Suppliers" and "-- Growth Strategy."

NATURE OF FRANCHISE RELATIONS

     For the fiscal year ended December 31, 1996 and the six months ended June 30, 1997, the Company derived approximately 20.5% and 13.4%, respectively, of its total revenue from franchise and other revenue. The Company expects to continue to derive significant revenue from its franchisees in the future. Franchise and other revenue consists primarily of product sales to franchisees and royalties from franchisees. The Company's franchise agreements generally grant franchisees an exclusive geographic territory in which the Company generally may not place or operate the same type of Shoppes. Although the franchise agreements require franchisees to place a specified minimum number of Shoppes within their territories and to pay franchise royalties, franchisees are under no minimum product purchase or minimum annual royalty payment obligations. There can be no assurance, therefore, that the Company will continue to realize the same or greater revenue from its franchisees. The Company also cannot require franchisees to expand operations within their territories or preclude them from taking actions inconsistent with the Company's expansion plans or business strategy. See "Business -- Franchise Relations" and "-- Terms of Franchise Agreement."

SEASONALITY AND VARIABILITY OF RESULTS

     The financial performance of the Shoppes is substantially dependent on the level of retail traffic at such Shoppes' particular location. Accordingly, the business, financial condition and results of operations of the Company can be materially and adversely affected by factors which reduce retail traffic at Shoppe locations. These include numerous factors beyond the Company's control such as weather, labor strikes and other disruptions of the business at Retail Accounts and local and national business and economic conditions. The Company's results are also linked to seasonal increases in foot-traffic at Retail Accounts, and disruptions of past trends, including traditional increases during holiday seasons could decrease the Company's revenue. As a result, the Company's operating results may vary significantly over time. Accordingly, period-to-period comparisons of its results of operations are not necessarily meaningful and the Company's past results should not be relied upon as an indication of future performance.

CHANGING CONSUMER TRENDS; TECHNOLOGICAL INNOVATIONS

     Consumer preferences are constantly changing and difficult to predict, and consumer interest in the Company's Shoppes or the products dispensed could decline suddenly or other prize-dispensing equipment or amusement devices could replace the Shoppes in consumer preference. The Company's success will depend in part on its ability to offer new and appealing products and on the continuing appeal of its Shoppes' skill-crane format in both existing markets and in new markets into which the Company may expand. There can be no assurance that the use of skill-crane machines and the Company's operating results will not be adversely affected by changing consumer trends.

     The Company's business also is susceptible to advances in the design and manufacture of skill-crane machines and other vending technology. The Company's failure to anticipate or respond adequately to such technological changes could adversely affect the Company's business and results of operations.

GOVERNMENT REGULATION

     The Company's business is subject to federal, state, provincial and local regulations relating to product labeling and safety, coin-operated games and franchising. The Federal Hazardous Substances Act, as amended by the Child Protection Act of 1966, the Child Protection and Toy Safety Act of 1969, the Toy Safety Act of 1984 and the Child Safety Protection Act of 1994 require the labeling of articles which bear or contain a hazardous substance as defined in such statutes. In addition, the Consumer Product Safety Commission may, under such statutes, ban from the market toys or other articles intended for use by children which contain hazardous substances or present a public health or safety hazard, and require the repurchase and reimbursement of certain expenses by the manufacturer of such banned toys or articles. If plush toys or watches dispensed by the Company's Shoppes were to be banned, permanently or temporarily, the Company's operations and financial position could be adversely affected.

     The distribution and operation of skill-crane machines may be subject to federal, state, provincial and local regulations, including gaming regulations, which vary from jurisdiction to jurisdiction. Certain jurisdictions may require companies and their key personnel to hold licenses, permits and approvals in connection with the distribution or operation of skill-crane machines. Currently, the Company has obtained all governmental licenses, permits and approvals that it believes are necessary for the distribution and operation of its skill-crane machines. However, no assurance can be given that such licenses, permits or approvals will be given or renewed in the future. The Company's franchisees are responsible for their own regulatory compliance. The rejection or termination of the Company's or any of its franchisees' licenses, permits or approvals may adversely affect the business of the Company.

     Many states and local jurisdictions lack specific laws and regulations relating to skill-crane machines, and there can be no assurance that existing state or local laws and regulations, including gaming laws and regulations, will not be construed or enforced in the future to prohibit the operation of Shoppes in these jurisdictions or subject the Company and its franchisees to additional regulations or licensing requirements. Also, there can be no assurance that new laws and regulations that prevent or restrict the operation of Shoppes in particular states or local jurisdictions will not be adopted. Any such actions on the part of states or local jurisdictions could have a material adverse effect on the Company's business and operations and on its expansion plans.

     As a franchisor, the Company is subject to various federal and state franchise and business opportunity laws and regulations. Although the Company does not currently intend to grant any additional franchises and it believes it is in material compliance with such laws in the states in which the Company has offered and sold franchises, the promulgation of new franchising laws and regulations could adversely affect the Company's business and operations.

PRODUCT LIABILITY

     The Company may be subject to claims for personal injuries resulting from the use of its Shoppes or from products and other merchandise dispensed from the Shoppes. To date, the Company has not experienced any material product liability claims or costs, and it currently maintains product liability insurance which it believes to be adequate. The Company's product liability insurance coverage is limited, however, and there can be no assurance that such insurance would adequately cover future product liability costs or claims. See
"Business -- Insurance."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company has no patents or patent applications pending and relies primarily on a combination of trademark and unfair competition laws, trade secrets, confidentiality procedures and agreements to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's Shoppes and products or to obtain and use information that the Company regards as proprietary. The Company also may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. See "Business -- Intellectual Property."

DEPENDENCE ON KEY EMPLOYEES

     The Company's success to date has been dependent in part upon the efforts and abilities of Jerome M. Lapin (its President, Chief Executive Officer and Chairman), W. John Cash (its Vice President, Chief Financial Officer and Treasurer), Randall J. Fagundo (its Vice President of Operations and Secretary), Abbe M. Stutsman (its Vice President of Purchasing and Product Development), and certain other key personnel. The Company's continued success will depend upon its ability to retain a number of its current key employees and to attract, train and retain new key management and operational personnel. There can be no assurance that the Company will be able to retain its existing key employees or attract and retain qualified employees in the future. The Company does not maintain any "key man" insurance. In addition, executives or other employees with knowledge of the Company's operations and policies may leave the Company and establish competitive businesses. There can be no assurance that the Company would be able to effectively enforce non-compete provisions against these individuals. See "Business -- Employees," "Management."

CONTROL BY EXISTING STOCKHOLDERS


     Upon the completion of this Offering, the current executive officers and directors of the Company will beneficially own approximately 38% of the outstanding Common Stock (approximately 33% if the Underwriters' over-allotment option is exercised in full) and will hold vested and exercisable options and warrants to acquire up to an additional 41,500 shares of Common Stock. Accordingly, these stockholders may have the ability to control the election of the Company's directors and the Company's other business and affairs. This concentration of ownership may have the effect of delaying or preventing a change in management or control of the Company. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter Provisions."


LIMITED HISTORICAL TRADING VOLUME IN THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE


     The Common Stock has experienced low trading volumes due, in part, to substantial holdings by executive officers, members of the Board of Directors and greater than 5% stockholders who collectively have held a significant portion of the outstanding shares. Following the Offering, approximately 52% of the shares (approximately 47% if the Underwriters' over-allotment option is exercised in full) will be held by the Company's executive officers, members of the Board of Directors and greater than 5% stockholders. No assurance can be given that an active trading market will develop following the Offering.


     In addition, even if a more active market does develop, no assurance can be given that the market price for the Common Stock will not be volatile. The market price for the Common Stock may be significantly affected by a variety of factors, including a relatively high price to earnings ratio, the Company's operating results or changes in any earnings estimates publicly announced by the Company or by securities analysts. In addition, the stock market from time to time experiences extreme price and volume fluctuations that have particularly affected the market price for many companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

POTENTIAL SALE INTO THE PUBLIC MARKET OF OUTSTANDING SHARES


     Upon completion of the Offering, the Company will have approximately 6,450,904 shares of Common Stock outstanding. Of these shares, the 1,700,000 shares sold in the Company's initial public offering and the 2,067,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as is defined under the Securities Act. The remaining 2,683,904 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. Of these shares, 14,000, 1,081,627 and 1,227,246 are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 90, 180 and 270 days, respectively, after the date of this Prospectus without the prior written consent of EVEREN Securities, Inc. See "Shares Eligible for Future Sale."


EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock. Such issuance, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing change of control of the Company. Furthermore, certain provisions of the Company's Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter Provisions."

DILUTION


     The public offering price is substantially higher than the tangible book value per share of Common Stock at June 30, 1997. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate, substantial dilution equal to $11.24 per share, based on as adjusted tangible book value per share of Common Stock of $3.76, calculated based on the sale of 1,000,000 shares of Common Stock by the Company offered hereby at a public offering price of $15.00 per share, less the underwriting discounts and estimated offering expenses.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Stock are estimated to be approximately $13.9 million after deducting the estimated underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of the 1,067,000 shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



     The net proceeds from the Offering will be used (i) to repay up to $9.5 million of the outstanding principal amount of the Company's credit facility (the "Revolving Line") which bears interest at an annual rate of 8.5% and has a final maturity of July 5, 1999, (ii) purchase additional skill-crane machines, and (iii) fund acquisitions of other companies, technology or products that complement the business of the Company, although the Company has no present commitments or agreements with respect to any such acquisitions, other than the acquisition of Quality Amusements Corp. and Quality Entertainment Corp. See "Business -- Recent Acquisitions." The remaining proceeds will be used for working capital and general corporate purposes. The amounts and timing of such expenditures will depend upon the availability and terms of acquisitions and any related financing and other factors, many of which are beyond the Company's control. Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing securities.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock began trading publicly in the over-the-counter market through the Nasdaq National Market on October 16, 1995 under the symbol "AMCN". Prior to that date, there was no public market for the Common Stock. The following table sets forth for the periods indicated the high and low closing sale quotations for the Common Stock as reported on the Nasdaq National Market. The prices reported do not include retail mark-up, mark down or commissions and may not reflect actual transactions.


                                                               HIGH     LOW
                                                              ------   -----
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995:
  Fourth Quarter (From October 16, 1995)....................  $ 7.38   $6.00
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996:
  First Quarter.............................................    6.63    4.88
  Second Quarter............................................    6.25    4.50
  Third Quarter.............................................    6.50    4.00
  Fourth Quarter............................................    6.25    4.75
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................    9.00    4.88
  Second Quarter............................................   11.75    6.75
  Third Quarter.............................................   17.63    9.63
  Fourth Quarter (through October 28, 1997).................   18.88   14.63



     As of October 28, 1997 there were 36 holders of record of the Common Stock. On October 28, 1997, the last reported sale price on the Nasdaq National Market for the Common Stock was $15.25.


                                DIVIDEND POLICY

     The Company has not declared or paid a cash dividend on its Common Stock. The payment of future dividends will be within the discretion of the Company's Board of Directors and will depend on the earnings, capital requirements, restrictions in current and future credit agreements and operating and financial condition of the Company, among other factors. The Revolving Line limits the Company's payment of dividends while the Revolving Line is in place. Prior to October 1995, certain of the Affiliated Entities made S corporation distributions to their respective owners, including certain Selling Stockholders. See "Certain Relationships and Related Transactions."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of June 30, 1997 on an actual basis and (ii) on an as adjusted basis to reflect the receipt and application of the net proceeds from the sale of 1,000,000 shares of the Common Stock offered by the Company hereby.


                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Cash and cash equivalents...................................  $   826        $ 8,697
                                                              =======        =======
Short-term debt and current portion of long-term debt.......  $ 1,101        $ 1,101
                                                              =======        =======
Long-term debt, excluding current portion...................  $ 6,760        $   725
Stockholders' equity:
  Preferred Stock, $.10 par value; 500,000 shares
     authorized, none issued actual and as adjusted.........       --             --
  Common Stock, $.01 par value, 7,000,000 shares authorized;
     issued and outstanding 5,447,904 and 6,447,904, actual
     and as adjusted(1).....................................       54             64
  Additional paid-in capital................................    8,414         22,310
  Unearned stock option compensation........................      (33)           (33)
  Retained earnings.........................................    5,032          5,032
                                                              -------        -------
          Total stockholders' equity........................   13,467         27,373
                                                              -------        -------
          Total capitalization..............................  $20,227        $28,098
                                                              =======        =======


---------------

(1) Excludes (i) 210,500 shares of Common Stock issuable upon exercise of stock options at a weighted average exercise price of $6.57 per share outstanding as of June 30, 1997, and (ii) 125,000 shares of Common Stock issuable upon exercise of certain warrants which have an exercise price of $8.40 per share as of June 30, 1997. See "Management -- Stock Option Plan" and
    "-- Non-Employee Directors' Stock Option Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected financial data set forth below with respect to the Company's statements of earnings for each of the years in the three-year period ended December 31, 1996 and balance sheets at December 31, 1995 and 1996, have been derived from the financial statements of the Company included elsewhere in this Prospectus, that have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The statement of earnings data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1993 and 1994, have been derived from the financial statements audited by KPMG Peat Marwick LLP, which are not included in this Prospectus. The financial data for the six months ended June 30, 1996 and 1997 have been derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of financial position and results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data set forth below should be read in conjunction with the financial statements, including notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                                TWELVE
                                                                                              SIX MONTHS        MONTHS
                                                     YEAR ENDED DECEMBER 31,                ENDED JUNE 30,      ENDED
                                          ----------------------------------------------   -----------------   JUNE 30,
                                           1992     1993      1994      1995      1996      1996      1997       1997
                                          ------   -------   -------   -------   -------   -------   -------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Revenue:
  Vending...............................  $4,138   $ 6,258   $11,651   $17,031   $30,439   $12,192   $22,648   $40,895
  Franchise and other...................   3,646     4,250     5,963     8,683     7,828     4,225     3,499     7,102
                                          ------   -------   -------   -------   -------   -------   -------   -------
        Total revenue...................   7,784    10,508    17,614    25,714    38,267    16,417    26,147    47,997
                                          ------   -------   -------   -------   -------   -------   -------   -------
Cost of revenue:
  Vending...............................   3,084     4,368     8,399    11,701    21,283     8,639    16,042    28,686
  Franchise and other...................   2,143     2,737     4,207     6,054     5,659     3,071     2,309     4,897
                                          ------   -------   -------   -------   -------   -------   -------   -------
        Total cost of revenue...........   5,227     7,105    12,606    17,755    26,942    11,710    18,351    33,583
                                          ------   -------   -------   -------   -------   -------   -------   -------
        Gross profit....................   2,557     3,403     5,008     7,959    11,325     4,707     7,796    14,414
General and administrative expense......   2,098     2,854     3,607     4,565     7,053     3,203     4,725     8,575
                                          ------   -------   -------   -------   -------   -------   -------   -------
Operating earnings......................     459       549     1,401     3,394     4,272     1,504     3,071     5,839
Interest expense........................      89       115       228       383       375        91       267       551
Minority interest.......................      52        89        62        80        --        --        --        --
Share of (income) loss of equity
  affiliate.............................    (198)       24        29        27        --        --        --        --
                                          ------   -------   -------   -------   -------   -------   -------   -------
Earnings before income taxes............     516       321     1,082     2,904     3,897     1,413     2,804     5,288
Income tax expense......................      --        --        --       329     1,311       537     1,039     1,813
                                          ------   -------   -------   -------   -------   -------   -------   -------
        Net earnings....................  $  516   $   321   $ 1,082   $ 2,575   $ 2,586   $   876   $ 1,765   $ 3,475
                                          ======   =======   =======   =======   =======   =======   =======   =======
Net earnings per share(2)...............                                         $  0.48   $  0.16   $  0.33   $  0.64
Weighted average common shares(2).......                                           5,417     5,449     5,381     5,447
Pro forma information:
  Historical net earnings before income
    taxes...............................  $  516   $   321   $ 1,082   $ 2,904
  Pro forma adjustments to earnings
    before taxes........................                                 1,207
                                                                       -------
  Pro forma earnings before taxes.......                                 4,111
  Pro forma income tax expense..........     196       122       411     1,562
                                          ------   -------   -------   -------
  Pro forma net earnings(1)(2)..........  $  320   $   199   $   671   $ 2,549
                                          ======   =======   =======   =======
COMPANY OPERATING DATA:
Revenue growth..........................      --      35.0%     67.6%     46.0%     48.8%     37.9%     59.3%
Operating earnings growth...............      --      19.6     155.2     142.3      25.9       0.7     104.2
Gross margin............................    32.9%     32.4      28.4      31.0      29.6      28.7      29.8
Operating earnings margin...............     5.9       5.2       8.0      13.2      11.2       9.2      11.7
Pro forma net earnings margin(3)........     4.1       1.9       3.8       9.9       6.8       5.3       6.8
NUMBER OF SHOPPES(4):
Company operations......................     284       743     1,019     2,057     3,967     2,904     4,792
Franchise operations....................   1,788     2,148     3,008     3,455     3,981     3,522     4,195
                                          ------   -------   -------   -------   -------   -------   -------
        Total...........................   2,072     2,891     4,027     5,512     7,948     6,426     8,987
                                          ======   =======   =======   =======   =======   =======   =======

                                                                     DECEMBER 31,                         JUNE 30, 1997
                                                          -----------------------------------   ---------------------------------
                                                                                                                         AS
                                                           1993     1994     1995      1996          ACTUAL         ADJUSTED(5)
                                                          ------   ------   -------   -------   ----------------   --------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................................  $  350   $  220   $ 2,896   $ 2,914       $ 1,958           $ 9,829
Total assets............................................   3,750    5,539    13,702    19,758        24,695            32,566
Total short-term debt and current portion of long-term
  debt..................................................   1,157    1,380       557     1,109         1,101             1,101
Total long-term debt, excluding current portion.........   1,078    1,640     1,632     5,059         6,760               725
Total stockholders' equity..............................     833    1,214     9,007    11,676        13,467            27,373


---------------

(1) During the years 1992 through August 1995, the Company and each of the Chicago Toy Company, the Georgia Toy Company, Inland Merchandising, Inc., Lehigh Valley Toy Company, Performance Merchandising, Inc., Southwest Coin Company, Sugarloaf, Ltd. and Sugarloaf Marketing Inc. (the "Affiliated Entities"), were organized as either S corporations or a partnership and the taxable income of the Company and the Affiliated Entities was attributable directly to their respective stockholders or partners during such periods. Accordingly, net income has been adjusted to reflect federal and state income taxes as if such taxes had been incurred for such period at an estimated effective rate of 38%. See Note 1 of Notes to the Financial Statements included herein.

(2) Net earnings per share and weighted average common shares are not presented for 1992 through 1995 because the Company and each of the Affiliated Entities were organized as S corporations or a partnership. On a pro forma basis, net earnings per share and weighted average common shares would have been $0.55 and 4,669,000 respectively, for 1995. See Note 14 of Notes to the Financial Statements included herein.

(3) Net earnings margin for 1992 through 1995 is based on pro forma net earnings.

(4) Shoppes previously owned and operated by the Affiliated Entities, other than Sugarloaf Marketing, are included in Company operations. Shoppes previously owned and operated by Sugarloaf Marketing are included in franchise operations on a historical basis. The number of Shoppes is as of the end of the indicated period.


(5) Adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $15.00 per share and after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this Prospectus. The information presented below should be read in conjunction with the financial statements, including notes thereto, included elsewhere in this Prospectus.

GENERAL

     The Company and its franchisees own and operate Shoppes that dispense stuffed animals, plush toys, watches, jewelry and other items. The Company's Shoppes are placed in Retail Accounts and similar high traffic locations, and for the period ended June 30, 1997 typically paid 20-30% of gross revenue to the location owner as a location commission. At June 30, 1997, the Company had a national network of 29 offices operating in 39 states and there were 20 Company franchisees operating in 27 territories. The Company sells both machines and product vended in the machines to its franchisees and for the period ended June 30, 1997 collected continuing royalties ranging from 2% to 5% of its franchisees' gross machine revenue.

     For the period ended June 30, 1997, over 80% of the Company's revenue and gross profit was derived from Company-owned Shoppes. The Company's revenue and gross profit in a particular period is directly related to the number of Shoppes in operation during the period. Management believes that the Company's business is somewhat seasonal, with average revenue per machine per week greater during the Easter and Christmas periods. The Company plans to increase the number of Shoppes it owns and operates by an average of at least 1,400 for 1997 and 1998 through a combination of acquisitions and new Shoppe placements. Vending revenue represents cash receipts from customers using vending machines and is recognized when collected. The cost of vending revenue is comprised of the cost of vended products, location commissions, depreciation, and direct service cost.

     Franchise and other revenue represents the Company's percentage of gross vending revenue generated by Shoppes owned and operated by franchisees, as well as product sold to the franchisees. Initial franchise fees have not been material, and the Company currently does not plan to expand its franchise network. Product sold to the franchisees consists of goods to vend in Shoppes. Equipment sales to the franchisees have been done on a pass-through basis from the Company's main suppliers. The Company anticipates that franchise and other revenue will decline in the future as a result of the Company's acquisition of franchises.

     In 1995, the Company terminated its S corporation status. In conjunction with its initial public offering in October 1995, the Company reorganized by acquiring substantially all of the inventory, property and equipment and assuming certain facilities leases and contracts of the Affiliated Entities (the "Reorganization"). All of the Affiliated Entities previously were franchisees of the Company and all except Sugarloaf Marketing, were controlled by one or more of Greg Theisen, Abbe Stutsman, Richard Jones and Randall Fagundo and their respective spouses (the "Founders").

     The number of Company owned and operated Shoppes has risen from 743 to 3,967 from 1993 to 1996, representing a compound annual growth rate of 74.8%. In 1996, the Company had record revenue and operating earnings of $38.3 million and $4.3 million. The Company's growth continued during the six month period ended June 30, 1997, when the Company had six month revenue and operating earnings of $26.1 million and $3.1 million, an increase of 59.3% and 104.2% over the comparable 1996 period. This growth resulted primarily from an increase in the installed base of Company owned and operated Shoppes from 2,904 as of June 30, 1996 to 4,792 as of June 30, 1997, an increase of 65%. The Company has experienced 53.9% and 98.2% compound annual growth rates in total revenue and operating earnings, respectively, between 1993 and 1996.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain selected statement of earnings data as a percentage of total revenue:

                                                                             SIX MONTHS
                                                                                ENDED
                                                 YEAR ENDED DECEMBER 31,      JUNE 30,
                                                 ------------------------   -------------
                                                  1994     1995     1996    1996    1997
                                                 ------   ------   ------   -----   -----
Revenue:
  Vending......................................    66.1%    66.2%    79.5%   74.3%   86.6%
  Franchise and other..........................    33.9     33.8     20.5    25.7    13.4
                                                  -----    -----    -----   -----   -----
          Total revenue........................   100.0    100.0    100.0   100.0   100.0
                                                  -----    -----    -----   -----   -----
Cost of revenue:
  Vending......................................    47.7     45.5     55.6    52.6    61.4
  Franchise and other..........................    23.9     23.5     14.8    18.7     8.8
                                                  -----    -----    -----   -----   -----
          Total cost of revenue................    71.6     69.0     70.4    71.3    70.2
                                                  -----    -----    -----   -----   -----
          Gross profit.........................    28.4     31.0     29.6    28.7    29.8
General and administrative expense.............    18.4     16.4     18.4    19.5    18.1
Commissions and royalties, related parties.....     2.0      1.3       --      --      --
                                                  -----    -----    -----   -----   -----
Operating earnings.............................     8.0     13.2     11.2     9.2    11.7
Interest expense...............................     1.3      1.5      1.0     0.6     1.0
Other expenses.................................     0.5      0.4       --      --      --
                                                  -----    -----    -----   -----   -----
          Earnings before income taxes.........     6.1     11.3     10.2     8.6    10.7
Provision for income taxes.....................      --      1.3      3.4     3.3     4.0
                                                  -----    -----    -----   -----   -----
          Net earnings.........................     6.1%    10.0%     6.8%    5.3%    6.8%
                                                  =====    =====    =====   =====   =====

---------------

The preceding table contains percentages of total revenue calculated from the Company's financial statements. Due to rounding, some subtotals and totals may not add.

SIX MONTHS ENDED JUNE 30, 1997 VS. SIX MONTHS ENDED JUNE 30, 1996

  Revenue

     Total revenue for the first six months of 1997 increased 59.3% to $26.1 million from $16.4 million for the same period in 1996. Vending revenue increased $10.5 million or 85.8% in the first half of 1997 to $22.6 million from $12.2 million for the comparable period in 1996 as a result of a 76.6% increase in the average number of Shoppes in place during the first half of 1997 compared to the average number in place during the same period in 1996.

     Franchise and other revenue decreased $726,000 or 17.2% to $3.5 million for the first six months of 1997 as compared to the same period in 1996 due to the acquisition of franchises by the Company.

  Cost of Revenue and Gross Profit

     The cost of vending operations for the first six months of 1997 increased $7.4 million or 85.7% to $16.0 million from $8.6 million for the comparable period in 1996. The vending operation's contribution to gross profit for the first six months of 1997 increased to $6.6 million, which represents a 85.9% increase over gross profit from vending operations realized in the same period in 1996. The vending gross profit margin achieved in the first half of 1997 was 29.2% of vending revenue, as compared to 29.1% for the same period in 1996.

     Gross profit on franchise and other revenue for the first six months of 1997 decreased to $1.2 million or 34% of franchise and other revenue, which is
6.7 percentage points higher than the gross margin achieved for the same period in 1996.

  Operating Expense

     General and administrative expense for the first six months of 1997 increased $1.5 million to $4.7 million or 18.1% of revenue, as compared to $3.2 million or 19.5% of revenue for the comparable period in 1996. The increase in general and administrative expense results primarily from the additional operating and satellite offices opened by the Company during the past year.

  Operating Earnings

     Operating earnings for the first six months of 1997 increased 104.2% to $3.1 million, or 11.7% of total revenue, as compared to $1.5 million, or 9.2% of total revenue for the comparable period in 1996. The increase in operating earnings results primarily from the 76.6% increase in the average number of Shoppes in place during the first half of 1997 compared to the average number in place for the comparable period in 1996.

  Non Operating Income (Expense)

     Interest expense for the first six months of 1997 increased $176,000 to $267,000 as compared to the same period in 1996. The Company's interest expense is directly related to its level of borrowings and changes in the underlying interest rates.

  Net Earnings and Net Earnings Per Share

     Net earnings for the first half of 1997 increased 101.5% to $1.8 million, or 6.8% of total revenue, as compared to net earnings of $876,000 in the first six months of 1996. Net earnings per share for the first half of 1997 increased 106.3% to $0.33, as compared to $0.16 for the first six months of 1996.

YEAR ENDED DECEMBER 31, 1996 VS. YEAR ENDED DECEMBER 31, 1995

  Revenue

     The Company's total revenue increased 48.8% from $25.7 million in 1995 to $38.3 million in 1996. Vending revenue increased $13.4 million or 78.7% in 1996 to $30.4 million primarily as a result of an increase in the average number of Shoppes in use during 1996, which increased 95.8% over the average number of Shoppes in use during 1995.

     Franchise and other revenue decreased $855,000 or 9.8% in 1996 as compared to 1995 due primarily to the acquisition of Company franchises.

  Cost of Revenue and Gross Profit

     The cost of vending operations increased $9.6 million in 1996 to $21.3 million. The vending operation's contribution to 1996 gross profit increased to $9.2 million, which represents a 71.8% increase over gross profit from vending operations realized in 1995. The vending gross profit achieved in 1996 was 30.1% of vending revenue, which represents a decrease from the 31.3% of vending revenue achieved in 1995. The decline in vending margin in 1996 results primarily from a higher commission rate paid to locations.

     Gross profit on franchise and other revenue in 1996 decreased to $2.2 million, or 27.7% of franchise and other revenue, which is 2.6 percentage points lower than the gross margin achieved in 1995. The decrease in gross margin resulted primarily from lower margins realized on equipment sales to franchisees.

  Operating Expense

     General and administrative expense increased $2.5 million to $7.1 million or 18.4% of revenue, as compared to $4.6 million or 17.8% of revenue in 1995. The increase in general and administrative expense results primarily from the acquisition of Sugarloaf Marketing and other franchisees, additional operating and satellite offices opened during 1996, the accelerated placement of machines during 1996 and the additional payroll and other costs associated with being a public company. General and administrative expense for 1995 includes $232,000 of commissions paid to the Company's two major stockholders.

  Operating Earnings

     Operating earnings in 1996 increased to $4.3 million or 11.2% of total revenue, which is, as a percentage of total revenue, 2 percentage points lower than the operating earnings achieved in 1995. The decrease in operating earnings results primarily from the additional operating and satellite offices opened during 1996, the accelerated placement of machines during 1996 and the additional payroll and other costs associated with being a public company.

  Non Operating Income (Expense)

     Interest expense decreased $8,000 to $375,000 in 1996 as compared to 1995. The Company's interest expense is directly related to its level of borrowings and changes in the underlying interest rates.

  Net Earnings and Net Earnings Per Share

     Net earnings for the year ended December 31, 1996 were $2.6 million, or 6.8% of total revenue. Net earnings per share for the year ended December 31, 1996 were $0.48. Prior to October 13, 1995 the Company had elected tax treatment as an S corporation, while the combined affiliates were each organized as S corporations, except for Southwest Coin Company which was organized as a partnership. Accordingly, through October 12, 1995, no provisions were made for income taxes since all income, deductions, gains, losses and credits were reported on the tax returns of the owners.

YEAR ENDED DECEMBER 31, 1995 VS. YEAR ENDED DECEMBER 31, 1994

  Revenue

     The Company's total revenue increased 46.0% from $17.6 million in 1994 to $25.7 million in 1995. Vending revenue increased $5.4 million or 46.2% in 1995 to $17.0 million as a result of an increase in the average number of Shoppes in use during 1995, which increased 74.6% over the average number of Shoppes in use during 1994. Shoppes acquired in connection with the purchase of Sugarloaf Marketing contributed $1.8 million in vending revenue from September 1, 1995 to December 31, 1995 with 492 Shoppes added August 31, 1995. Franchise and other revenue increased $2.7 million or 45.6% in 1995 as compared to 1994 primarily as a result of an increase in the average franchisee machines on location in 1995 compared to 1994 and the new plush toy pre-pack program.

  Cost of Revenue and Gross Profit

     The cost of vending operations increased $3.3 million in 1995 to $11.7 million. The vending operations' contribution to 1995 gross profit increased to $5.3 million, which represents a 63.9% increase over gross profit from vending operations realized in 1994. The vending gross profit achieved in 1995 was 31.3% of vending revenue, which represents an increase from the 27.9% of vending revenue achieved in 1994. The increase is primarily attributable to lower product costs realized by the Company's vending operation that result from the significant increase in product procured for the Company's pre-pack program. Gross profit on franchise and other revenue in 1995 increased to $2.6 million, or 30.3% of franchise and other revenue, which is 0.9 percentage points higher than the gross margin achieved in 1994. The increase in 1995 results from the full implementation of the plush toy pre-pack program during the second quarter of 1995 and the economies realized from a significant increase in the amount of product procured for the program.

  Operating Expense

     General and administrative expense increased $958,000 in 1995 to $4.6 million, primarily as a result of the acquisition of SugarLoaf Marketing, but decreased as a percentage of revenue to 17.8% in 1995 as compared to 20.5% in 1994 primarily as a result of higher revenue. General and administrative expense includes $232,000 and $290,000 of commissions paid to the Company's two major stockholders for 1995 and 1994, respectively.

  Operating Earnings

     Operating earnings in 1995 increased to $3.4 million or 13.2% of total revenue, which is, as a percentage of total revenue, an increase of 5.2 percentage points higher than the operating earnings achieved in 1994.

  Non Operating Income (Expense)

     Interest expense increased $155,000 to $383,000 in 1995 as compared to 1994. The Company's interest expense is directly related to its level of borrowings and changes in the underlying interest rates.

QUARTERLY DATA AND SEASONAL VARIATION

     The Company believes that its revenue tends to be somewhat seasonal, with revenue per machine being higher during the Christmas and Easter holiday seasons due to higher levels of foot traffic at Shoppe locations during those periods. The following table contains selected unaudited quarterly financial data for 1995 and 1996 and the first six months of 1997. The unaudited information has been prepared on the same basis as the audited financial statement appearing elsewhere in this Prospectus and includes all normal recurring adjustments necessary to present fairly, in all material respects, the information set forth herein.

                                                                        QUARTER ENDED
                             ---------------------------------------------------------------------------------------------------
                             MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                              1995      1995       1995      1995      1996      1996       1996      1996      1997      1997
                             -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue..............  $5,596    $6,315     $6,206    $7,597    $8,014    $8,403     $9,634    $12,216   $12,357   $13,790
Total cost of revenue......   3,815     4,411      4,318     5,211     5,625     6,085      6,743      8,489     8,551     9,800
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Gross profit.............   1,781     1,904      1,888     2,386     2,389     2,318      2,891      3,727     3,806     3,990
General and administrative
  expenses.................   1,036     1,155      1,099     1,275     1,532     1,671      1,827      2,023     2,296     2,429
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Operating earnings.......     745       749        789     1,111       857       647      1,064      1,704     1,510     1,561
Interest expense...........      75        81        156        71        46        45        136        148       111       156
Other expense..............      34        52         21        --        --        --         --         --        --        --
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Earnings before income
    taxes..................     636       616        612     1,040       811       602        928      1,556     1,399     1,405
Provision for income
  taxes....................      --        --         --       329       308       229        352        422       518       521
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Net earnings.............  $  636    $  616     $  612    $  711    $  503    $  373     $  576    $ 1,134   $   881   $   884
                             ======    ======     ======    ======    ======    ======     ======    =======   =======   =======
  Net earnings per
    share(1)...............                                           $ 0.09    $ 0.07     $ 0.11    $  0.21   $  0.16   $  0.16
                                                                      ======    ======     ======    =======   =======   =======
Weighted average common
  shares(1)................                                            5,449     5,449      5,460      5,449     5,425     5,452
                                                                      ======    ======     ======    =======   =======   =======

Total revenue..............   100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%     100.0%    100.0%    100.0%
Total cost of revenue......    68.2      69.8       69.6      68.6      70.2      72.4       70.0       69.5      69.2      71.1
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Gross profit.............    31.8      30.2       30.4      31.4      29.8      27.6       30.0       30.5      30.8      28.9
General and administrative
  expenses.................    18.5      18.3       17.7      16.8      19.1      19.9       19.0       16.6      18.6      17.6
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Operating earnings.......    13.3      11.9       12.7      14.6      10.7       7.7       11.0       13.9      12.2      11.3
Interest expense...........     1.3       1.3        2.5       0.9       0.6       0.5        1.4        1.2       0.9       1.1
Other expense..............     0.6       0.8        0.3        --        --        --         --         --        --        --
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
Earnings before income
  taxes....................    11.4       9.8        9.9      13.7      10.1       7.2        9.6       12.7      11.3      10.2
Provision for income
  taxes....................      --        --         --       4.3       3.8       2.7        3.7        3.5       4.2       3.8
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Net earnings.............    11.4%      9.8%       9.9%      9.4%      6.3%      4.4%       6.0%       9.3%      7.1%      6.4%
                             ======    ======     ======    ======    ======    ======     ======    =======   =======   =======

---------------

(1) Net earnings per share and weighted average common shares are not presented through 1995 because the Company and each of the Affiliated Entities were organized as S corporations or a partnership.

The preceding table contains percentages of total revenue calculated from the Company's financial statements. Due to rounding, some subtotals and totals may not add.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity and capital resources historically have been cash flows from operations and borrowings under the Company's bank credit facility. These sources of cash flows have been offset by cash used for investment in skill-crane machines and payment of long-term borrowings.

     Net cash provided by operating activities was $4.2 million, $2.9 million and $1.8 million in 1996, 1995 and 1994, respectively. Net cash provided by operating activities was $4.1 million for the six months ended June 30, 1997. The Company anticipates that cash will continue to be provided by operations as additional skill-crane machines are placed in service. Cash required in the future is expected to be funded by existing cash or borrowings under the Company's credit facility.

     Net cash used by investing activities was $7.4 million, $5.5 million and $1.5 million in 1996, 1995 and 1994, respectively. Capital expenditures amounted to $6.1 million, $2.2 million and $1.5 million in 1996, 1995 and 1994, respectively, of which $4.8 million, $1.6 million and $1.4 million were represented by the acquisition of skill-crane machines. The acquisition of franchisees, other than through the Reorganization in 1995, used $1.2 million and $160,000 in 1996 and 1995, respectively. Payments to the non-control group in the Reorganization were $3.1 million in 1995. Additional investing activity results primarily from collections on notes receivable generated through the partial financing of machines purchased by franchisees, initial franchise fees and additional notes issued to related parties. Net cash used by investing activities was $5.8 million for the six months ended June 30, 1997. Capital expenditures during that period were $5.6 million of which $4.1 million was represented by the acquisition of skill-crane machines.

     Net cash provided by financing activities was $2.4 million and $3.9 million in 1996 and 1995 respectively, while financing activities in 1994 used $256,000. The issuance of Common Stock primarily in connection with the Company's initial public offering, provided $10.1 million in 1995 of which $4.5 million was used to pay distributions to the Control Group in connection with the Reorganization. Cash of $326,000 was retained by the combined affiliates in the Reorganization. Other financing activities consist of advances and repayments on the Company's credit facility and other debt obligations and S corporation distributions to owners. Net cash provided by financing activities was $1.7 million for the six months ended June 30, 1997. Financing activities consisted of advances and repayments on the Company's credit facility and other debt obligations.

     Under the Revolving Line, the Company may borrow up to $15.0 million at the bank's prime interest rate (8.5% at June 30, 1997) or, at the Company's option, an interest rate based on the current LIBOR rate. The Revolving Line is available through July 5, 1999 and at June 30, 1997 there was a principal amount of approximately $6.0 million outstanding. The Revolving Line provides that certain financial ratios be met and places restrictions on, among other things, the occurrence of additional debt financing and the payment of dividends. The Company was in compliance with such financial ratios and restrictions at June 30, 1997.

     The Company may use a portion of its capital resources to effect acquisitions. Because the Company cannot predict the timing or nature of acquisition opportunities, or the availability of acquisition financing, the Company cannot determine the extent to which capital resources may be so used.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February of 1997, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 128, Earnings per Share (Statement No. 128) and No. 129, Disclosures of Information about Capital Structure (Statement No. 129), effective for years ending after December 15, 1997. Statement No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. The Company will adopt Statement No. 128 in its December 31, 1997 financial statements. The effect of such adoption is not expected to have a material impact on the earnings per share of the Company. Statement No. 129 specifies and aggregates various disclosures which were previously required for certain entities. The Company has complied with the disclosure requirements under this statement.

     In June of 1997, the FASB issued Statements of Financial Accounting Standards, No. 130, Reporting Comprehensive Income, (Statement No. 130), and No. 131, Disclosures About Segments of an Enterprise and Related Information, (Statement No. 131), effective for years beginning after December 15, 1997. Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company has not yet adopted Statement No. 130. The Company will comply with the reporting and display requirements under this statement when required. Statement No. 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. The Company has not yet adopted Statement No. 131. As the Company operates within one industry segment, the reporting of such information is not expected to be significant.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company is a leading owner, operator and franchisor of coin-operated skill-crane machines that dispense stuffed animals, plush toys, watches, jewelry and other items through a national network of more than 9,000 machines operated by the Company and its franchisees. For up to 50c a play, customers maneuver the skill-crane into position and attempt to retrieve the desired item in the machine's enclosed display area before play is ended. The Company's Shoppes are placed in supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations to take advantage of the regular customer traffic at these locations. The Company utilizes appealing displays of quality merchandise, new product introductions, including Company-designed products, licensed products and seasonal items, and other merchandising techniques to attract new and repeat customers.

     Management believes that national and regional supermarket, mass merchandise and restaurant chain accounts, representing over 100,000 potential crane locations, are becoming increasingly aware of the economic benefits of amusement and vending machines, such as the Company's Shoppes, which can provide retailers greater revenue and profits per square foot than alternative uses of available floor space with minimal expense. The Company believes that the Shoppes' potential economic return, visual appeal, product quality, and the Company's high operational standards are important factors in gaining acceptance of the Company's Shoppes by Retail Accounts.

     The Company was formed in Colorado in July 1988 and was reincorporated in Delaware in July 1995. At the time the Company was founded, certain of the Founders owned and operated entities that operated skill-crane machines. A wholly-owned company of one of the Founders also had licensed the rights to operate similar businesses through license, sale and set-up agreements that were assigned to the Company. The Company was formed to support the license, sale and set-up agreements and to offer additional license, sale and set-up arrangements and franchises in new territories. Shortly after the Company was formed, it began combining the buying power of the affiliated businesses to purchase products and skill-crane machines at lower prices. In 1990, the Company began developing its own territories by directly owning and operating skill-crane machines.

     To continue to expand its operations, on August 31, 1995 the Company purchased substantially all of the inventory, property and equipment and assumed certain facilities leases and contracts of the Affiliated Entities for an aggregate purchase price of approximately $9.0 million. All of the Affiliated Entities previously were franchisees of the Company and all, except Sugarloaf Marketing, were under common control with the Company.

INDUSTRY

     The skill-crane industry has been in existence for over 75 years and is highly fragmented, with the average operator owning 16 machines. Based on analysis of certain industry publications, the Company believes that there are approximately 50,000 units of prize-dispensing equipment in operation nationwide, of which skill-cranes are the most prevalent type. The Company believes that there are over 300,000 supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations, of which over 100,000 are viable locations for skill-cranes. Total dollar vending volume for 1996 was estimated at $31.4 billion, of which reported prize-dispensing revenues were $240 million. Management believes that skill-cranes in the past have been operated principally as amusement devices, dispensing products of minimal retail value. As a result, these machines were typically located in arcades, amusement parks and similar venues catering to adolescents. Management believes that recent skill-crane placement outside of amusement venues have resulted in greater revenue per machine for some industry operators.

BUSINESS STRATEGY

     The Company's business strategy is to differentiate itself from traditional skill-crane operators and to strengthen its position as a leading owner and operator of skill-crane machines in the U.S. The key elements of the Company's business strategy are as follows:

          Quality Products. The Company's Shoppes offer a mix of products, including selected products of higher quality than the carnival-type products traditionally associated with skill-crane and other prize-dispensing equipment. The plush toys offered in the Company's Shoppes are made with 100% polyester fiber fill and high-grade outer covers and the watches include dependable movements. In addition, the Company's Shoppes offer licensed products featuring recognizable characters (such as Looney Tunes and the Winnie-the-Pooh characters) and theme-based items (such as Christmas and Halloween items). All products offered in the Shoppes must adhere to the Company's safety and quality standards.

          Machine Appearance, Merchandise and Merchandising Techniques. The Company's Shoppes are distinctively marked with the SugarLoaf logo and other signage that is readily identifiable with the Company in order to create brand recognition. In addition, the Shoppes are well-lit and are cleaned and serviced regularly to maintain their attractive appearance. The Shoppes contain an appealing mix of products arranged by size, color, shape and type. Products with higher perceived value are prominently displayed, and the Company frequently incorporates new items into the merchandise mix to maintain the Shoppes' fresh appearance. Management believes the Shoppes' appearance and the Company's merchandising techniques are important factors in gaining acceptance of the Company's Shoppes by retailers.

          Product Procurement and Company-Designed Product. The Company controls product cost by purchasing a significant portion of its products directly from manufacturers in large quantities and acquiring merchandise that has been discontinued or is subject to substantial "close-out" discounts. The Company also controls product cost by pre-packing products that it distributes to Company-owned offices and sells to its franchisees for use in filling and merchandising the Shoppes. These pre-packed units include a predetermined mix or "recipe" of different types, sizes, shapes and colors of product which achieve the Company's merchandising objectives while also controlling average product cost. The Company is able to frequently introduce new product in its Toy Shoppes by designing a significant portion of the product and by purchasing licensed and other product from suppliers. Designing products at various price points furthers the Company's objective of controlling product cost. See "-- Suppliers -- Product."

          Vend Ratio and Revenue Management. The Company closely monitors the revenue per product dispensed, or the Vend Ratio, of each of its Shoppes to maintain customer satisfaction and to optimize Shoppe revenue and profitability. A lower than optimal vend frequency reduces customer satisfaction, resulting in less frequent plays and lower revenue at a given location, while a higher than optimal vend frequency reduces profitability. If the Vend Ratio falls outside of the Company's target range, the route merchandiser can influence various factors affecting the Vend Ratio, including the mix of products by size and weight, the placement of products within the Shoppe's display area, the number of products and the density of the products within the Shoppe. Additionally, the Company monitors each Shoppe's average weekly revenue. If a Shoppe's weekly revenue consistently falls below the Company's minimum weekly revenue goal, the Company will consider relocating the Shoppe.

          Location Selection. The Company concentrates its sales efforts on placing Shoppes in Retail Accounts such as Wal-Mart and Safeway which have good reputations for quality and attract a high level of foot traffic. Within these accounts, the Company seeks to secure sites with the greatest visibility and accessibility to potential customers. See
     "-- Operations -- Account Acquisition, Location Selection and Shoppe Placement."

          Timely Installation and National Operations. The Company provides Retail Accounts with an integrated system of Shoppe and vending installation, maintenance, service and an accounting of revenue and commissions on a local or national basis. Such services have been deployed rapidly across the country to Retail Accounts including Wal-Mart and Safeway.

          Training. The Company employs a comprehensive training program, including seminars and field training, for its regional managers, general managers and franchisees. It also provides operations manuals, training videos and other materials relating to office management and route merchandising to assure the achievement of the Company's business objectives. See "-- Operations -- Supervision, Training and Support."

GROWTH STRATEGY

     - Further penetration of existing geographic markets. As of August 31, 1997, the Company owned and operated over 5,000 Shoppes from a national network of 30 offices with operations in 40 states, which management believes makes the Company the largest, and only national, owner and operator of skill-crane machines. The Company believes this network is well positioned to serve the skill-crane operations of supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations, which the Company estimates represent over 100,000 potential crane locations.

     - Increase penetration of existing Retail Accounts. The Company and its franchisees are designated skill-crane operators for many regional and national Retail Accounts including Wal-Mart, Safeway, Kroger and franchised Denny's. The Company believes opportunities exist to increase penetration within its existing Retail Accounts. For example, while the Company already owned and operated 1,465 Shoppes in Wal-Mart as of August 31, 1997, over 250 stores have yet to be installed under the Wal-Mart contract.

     - Target marketing efforts towards new large Retail Accounts. The Company believes the attractive economic returns its Shoppes offer and its demonstrated success with installing and operating a significant number of Shoppes in Retail Accounts such as Wal-Mart and Safeway will allow it to successfully target new national and regional Retail Accounts. In only twelve months (ended June 30, 1997), the Company installed over 1,200 Shoppes in Wal-Mart stores.

     - Capitalize on relationships with existing Retail Accounts. The Company believes it can capitalize on its existing relationships with Retail Accounts to expand the number and type of amusement and vending machines its employees service at each location. Already the Company has introduced multiple Shoppes at individual locations and is beginning to introduce kiddie rides and bulk vending into its system.

     - Acquire franchisees and other complementary vending businesses. The Company has undertaken six (6) acquisitions since January 1, 1996 (see "Recent Acquisitions") acquiring over 600 Shoppes, significant franchised territories and a bulk vending and kiddie ride business. The Company plans to pursue acquisition opportunities in order to increase the number of Company owned machines and to acquire franchised territories and other complementary businesses.

     The Company plans to increase the number of Shoppes it owns and operates by an average of at least 1,400 for 1997 and 1998 through a combination of acquisitions and new Shoppe placements. The Company believes that the Shoppes' potential economic return, visual appeal, product quality and the Company's high operational standards are important factors in gaining acceptance of the Company's Shoppes by Retail Accounts. The Company operates three types of
Shoppes: (i) the Toy Shoppe which primarily dispenses stuffed animals and plush toys, (ii) the Treasure Shoppe which dispenses items such as jewelry and watches, and (iii) the Fun Shoppe which dispenses small toys and candy. Over 60% of the Company's Shoppe placements have been Toy Shoppes, which the Company purchases for an average price of $3,600. In 1996, a Toy Shoppe averaged over $12,000 in revenue and over $4,200 in cash profit contribution (revenue minus cost of vended products, location commission and direct service cost). Historically, skill-cranes are generally available for installation within two to four weeks of ordering from the manufacturer, and can be quickly rolled out on a national basis over a one year period, as was done with over 1,000 new machine placements after the signing of the Wal-Mart contract.

RECENT ACQUISITIONS

     As part of the Company's growth strategy, since January 1996 it has undertaken the following six (6) acquisitions:

     - Hoosier Coin Company. The Company's former franchisee for Indiana, including 156 Shoppes, was purchased in January 1996 for consideration of approximately $0.5 million.

     - Northern Coin Company. The Company's former licensee for portions of Colorado, including 40 Shoppes, was purchased in May 1996 for consideration of approximately $0.5 million.

     - Sugarloaf of Utah. The Company's former franchisee for Utah, including 213 Shoppes, was purchased in July 1996 for consideration of approximately $0.9 million.

     - Sugarloaf West. The Company's former franchisee for portions of Colorado, including 37 Shoppes, was purchased in August 1996 for consideration of approximately $0.2 million.

     - Sugarloaf, Inc. The Company's former franchisee for the states of Louisiana and Oklahoma and portions of Missouri, Illinois and Texas, including 202 Shoppes, was purchased in July 1997 for consideration of approximately $1.7 million.

     - Quality Amusements Corp. and Quality Entertainment Corp. On September 12, 1997, the Company executed an agreement to purchase the assets of these operators of bulk vending machines and kiddie rides for consideration of approximately $1.8 million, which is scheduled to close November 1, 1997.

SHOPPES

     The Company has sought to position its Shoppes as an entertaining way to "purchase" quality products. Management believes that the quality of the Shoppes' products and the entertainment and amusement afforded by their skill-crane format have broad appeal to adults and adolescents. While skill-crane machines have been in operation for 75 years, the Company has incorporated into its Shoppes several improvements and refinements. The Company increased the size of the Shoppes to enhance their visibility and to display and vend more products and created bright, distinctive signage which is readily identifiable with the Company. The Company also added exterior lighting, brightened interior lighting and selected exterior colors of the machines to attract and focus customer attention on the products in the Shoppes. In addition, the Company has upgraded the Shoppes' operating mechanisms to achieve consistency of play and reliability of performance.

     The SugarLoaf Toy Shoppe has been operated by the Company since its inception. The Company introduced the SugarLoaf Fun Shoppe in 1993 and the SugarLoaf Treasure Shoppe in 1994. Management believes that the introduction of new types of skill-crane machines has enabled the Company to capitalize on its current routes and existing relationships by placing additional machines in existing locations, thereby increasing revenue at each location with little incremental service costs. The introductions of SugarLoaf Treasure Shoppes and SugarLoaf Fun Shoppes are typically made in locations where a SugarLoaf Toy Shoppe is already located. Currently the Company operates three types of Shoppes as described below.

     The SugarLoaf Toy Shoppe. The SugarLoaf Toy Shoppe features a play price of 50c and dispenses stuffed animals, plush toys and other toys. The estimated retail values of products offered in the SugarLoaf Toy Shoppe generally range from $4.00 to $30.00. As of June 30, 1997, the Company and its franchisees were operating approximately 6,177 SugarLoaf Toy Shoppes.

     The SugarLoaf Treasure Shoppe. The SugarLoaf Treasure Shoppe features a play price of 50c and dispenses jewelry, watches, bolo ties and belt buckles. The SugarLoaf Treasure Shoppe improves upon traditional skill-crane machines of this type by dispensing products with estimated retail values ranging from $4.00 to $30.00 instead of carnival-type merchandise of low retail value. As of June 30, 1997, the Company and its franchisees were operating approximately 1,312 SugarLoaf Treasure Shoppes, approximately 90% of which were placed within locations in which another Shoppe was already in operation.

     The SugarLoaf Fun Shoppe. The SugarLoaf Fun Shoppe features a play price of 25c and dispenses small toys, novelties and candy. The SugarLoaf Fun Shoppe is designed to appeal primarily to adolescents and young adults. The estimated retail values of products offered in the SugarLoaf Fun Shoppe are generally under $5.00. Because the retail value of the products offered in the SugarLoaf Fun Shoppe are generally lower than the products offered in the SugarLoaf Toy Shoppe and the SugarLoaf Treasure Shoppe, the SugarLoaf Fun Shoppe dispenses more frequently than the Company's other Shoppes, including certain SugarLoaf Fun Shoppes which operate until a player wins a prize. As of June 30, 1997, the Company and its franchisees were operating approximately 1,498 SugarLoaf Fun Shoppes, approximately 85% of which were placed within locations in which another Shoppe was already in operation. The Company is currently converting a substantial portion of its SugarLoaf Fun Shoppes into SugarLoaf Toy Shoppes which are stocked with beanie-bag type stuffed toys.

     The following chart indicates the number of Shoppes the Company had in operation at the indicated date:

                                        DECEMBER 31, 1995    DECEMBER 31, 1996      JUNE 30, 1997
                                        -----------------    -----------------    -----------------
                 TYPE                   NUMBER    PERCENT    NUMBER    PERCENT    NUMBER    PERCENT
                 ----                   ------    -------    ------    -------    ------    -------
Toy Shoppes...........................  1,291       62.7%    2,699       68.0%    3,313       69.1%
Treasure Shoppes......................    357       17.4       542       13.7       766       16.0
Fun Shoppes...........................    409       19.9       726       18.3       713       14.9
                                        -----      -----     -----      -----     -----      -----
          Total.......................  2,057      100.0%    3,967      100.0%    4,792      100.0%
                                        =====      =====     =====      =====     =====      =====

OPERATIONS

     Management believes that the Company's operations program provides for efficient and cost-effective purchasing and distribution of product. In addition, the Company and its franchisees have a route-servicing system that facilitates the development of a good working relationship with location managers in regional and national chain accounts. The Company offers its franchisees the same software management tools, training programs and product and machine purchasing programs used by the Company, and they are required to use substantially the same procedures, systems and methods the Company employs in its own operations.

     Retail Accounts. Currently, the Company's Shoppes are located, in order of prevalence, in supermarkets, mass merchandisers, bingo halls and bowling centers, bars and similar locations. In the future, the Company intends to attempt to place Shoppes in national and regional supermarket, mass merchandise and restaurant chain accounts to take advantage of the regular customer traffic of these locations. The following chart identifies some of the Company's Retail
Accounts:

                                             RETAIL ACCOUNTS
----------------------------------------------------------------------------------------------------------
      SUPERMARKETS            MASS MERCHANDISERS             RESTAURANTS                   OTHER
      ------------            ------------------             -----------                   -----
Kroger                     Wal-Mart                   Denny's (franchised)       AMF Bowling Centers
Safeway/Vons               Kmart                      Ponderosa Steak House      Brunswick Bowling Centers
Fred Meyer Stores                                     Bonanza Steak Houses       Truckstops of America
Cub Foods                                                                        Flying J Truckstop
                                                                                 76 Truckstops

     The Company or its franchisees provide the Shoppes and pay for certain installation costs, while the retailer provides a site within the location and electrical power. The retailers are paid commissions based upon a percentage of gross revenue, which for the period ended June 30, 1997 generally ranged from 20% to 30%, depending on the dollar volume, number of Shoppes installed and total number of locations the retailer controls. Management believes that national and regional supermarket, mass merchandise and restaurant chain accounts are increasingly aware of the economic benefits of amusement and vending machines such as the Company's Shoppes, which can provide retailers greater revenue per square foot than alternative uses of available floor space.

     In individual-location accounts, the Company and its franchisees generally place Shoppes pursuant to oral agreements with location managers. While the Company has written agreements with certain major Retail Accounts, the Company and its franchisees also have placed Shoppes in national and regional Retail Accounts pursuant to oral or other agreements, which may be terminated at anytime. Management believes that the Company and its franchisees generally have good relations with their retail accounts. The Company was awarded the "Wal-Mart Other Income 1996 Crane Vendor of the Year" award.

     The Company's largest major account, Wal-Mart, accounted for approximately 1.9% of total revenue for the six month period ended June 30, 1996, 11.4% of total revenue in all of fiscal 1996, and 28.2% of total revenue for the six month period ended June 30, 1997. The Company has entered into a contract with Wal-Mart which expires on January 1, 2000.

     Account Acquisition, Location Selection and Shoppe Placement. The Company acquires new individual-location accounts for the placement of its Shoppes through regional sales managers and field office general managers. To augment its field office general managers' account acquisition activities, the Company began a concerted marketing effort in August 1994 to national and regional chain accounts and has entered into new agreements with national and regional supermarket and mass merchandise chain accounts covering the placement of Shoppes within the locations of such accounts. In August 1996, the Company signed an agreement with Wal-Mart appointing the Company as the principal operator of skill-crane vending machines for Wal-Mart through January 1, 2000. At June 30, 1997, the Company had installed more than 1,460 Shoppes in approximately 840 Wal-Mart stores nationwide. Under the terms of the agreement, an estimated 1,250 Wal-Mart stores will be installed with Shoppes by the Company and its franchisees. In January 1997, the Company signed a three-year agreement with Safeway that will make the Company and its franchisees Safeway's domestic skill-crane operator. At June 30, 1997, the Company and its franchisees had installed more than 450 Shoppes in approximately 340 Safeway stores nationwide.

     Once the Company enters into a national or regional chain account agreement, it contacts each location manager to arrange for a review of the location to confirm its suitability and to obtain the manager's agreement to the placement of one or more Shoppes within the location. The Company and its regional sales manager or franchisee work together to place Shoppes at national and regional chain account locations.

     For accounts other than national chain accounts, the Company's regional sales and general managers identify viable locations, contact the location's owner or manager to confirm the suitability of the location and obtain the owner's or manager's agreement to the placement of the Shoppes and related compensation arrangements. The suitability of a location is based upon a thorough assessment by the Company, including an analysis of the surrounding trade area in order to determine the neighborhood demographics, local regulations, the level of overall retail activity and the cost-effectiveness of servicing the location through existing route merchandisers. The Company also reviews each site within the location for its visibility and accessibility to customers.

     The Company and its franchisees compete for limited sites within supermarkets with purveyors of seasonal and specialty items and with owners and operators of other amusement and vending machines. The Company's Shoppes also compete with vending machine and coin-operated amusement device operators for sites in mass merchandise and restaurant chains, bowling centers and other locations. Competition for such sites is based primarily on the amount of revenue to the location owner that can be generated by a particular use of a site. Management believes that the revenue potential of the Company's Shoppes compares favorably to that of competing uses for available sites within retail locations.

     Other Vending. The Company intends to introduce new types of vending and amusement machines which management believes may expand the potential locations and customers for the Company. Recently, the Company has begun to place a limited number of kiddie rides in certain retail locations. In April 1997, the Company signed a three-year agreement with Safeway that made the Company and its franchisees Safeway's domestic coin-operated kiddie ride operator. In September 1997, the Company executed an agreement to purchase the assets of Quality Amusements Corp. and Quality Entertainment Corp., operators of bulk vending machines and kiddie rides. The Company will begin operating these additional machines in November 1997. From time to time, the Company has placed, and may continue to place in the future, other types of coin-operated vending machines in retail accounts in order to leverage the Company's existing national distribution and service network.

     Supervision, Training and Support. The Company's area directors are primarily responsible for training the Company's regional managers and the regional managers are responsible for training the general managers and for on-going support and supervision of the Company's field offices.

     Each Company field office is managed by a general manager who is responsible for the management of the office, including inventory management, and training and monitoring route merchandisers. The Company has developed a comprehensive training program for office general managers and franchisees covering office management, new account acquisition, inventory control, route merchandising, site selection, machine servicing and all other aspects of the operation of the business. The general managers attend training programs and receive ongoing field training. The Company considers its route merchandisers to be a key element of its merchandising efforts. The Company's general managers provide training of route merchandisers in all aspects of route management, machine servicing, revenue collection, Vend Ratio monitoring and product merchandising. See "-- Employees."

     Route Merchandising. Frequent, regular and reliable service and support is an important element in the operation of the Company's Shoppes. The Company's route merchandisers and franchisee personnel are trained to perform regularly scheduled merchandising and service procedures. A route merchandiser has a route consisting of 10 to 33 locations, depending upon volume, which are visited and serviced two to ten times per week. The route merchandiser cleans and services the Shoppe, takes inventory of the Shoppe, replaces product as needed, monitors the Vend Ratio and arranges the product within the Shoppe in accordance with the Company's merchandising techniques. The route merchandiser records the number of units of product placed in the machines and the number of plays from nonresettable meters. The meter readings are subsequently reconciled against actual collections. All collections are delivered to and verified by a field office for deposit.

     Inventory Management and Distribution. The Company's distribution system is designed to allow efficient and cost-effective distribution of its product to Company field offices and franchise offices. After the product is procured from the Company's suppliers, it is shipped to one of two distribution centers where it is sorted and readied for pre-packing. The Company maintains inventory for the products offered through its Toy Shoppes in a public warehousing facility in Seattle, Washington. An inventory of products offered in Treasure Shoppes and Fun Shoppes is maintained in the Company's warehouse in Boulder, Colorado. The Company communicates appropriate product mix requirements to the warehouses on a weekly basis. The warehouses sort the products according to the Company's specified mix requirements and pack the product for each type of Shoppe into pre-packed units for shipment to Company field offices and franchises on a weekly basis.

     At June 30, 1997, the Company had 29 offices operating in 39 states. The field offices average approximately 2,100 square feet and comprise a small office area and a warehouse area where out-of-service Shoppes are repaired and product inventory is maintained. Part of the route merchandisers' daily route servicing responsibilities is to distribute product to Shoppes. Pre-packing aids in controlling product cost and facilitates new product introductions. Pre-packing also substantially reduces the warehouse space required for inventory, allowing the Company-owned and franchise offices to service a greater number of Shoppes without a commensurate increase in warehouse space. In addition, pre-packing significantly reduces the time general managers and franchise personnel spend on inventory management, which allows more time for acquiring new accounts and monitoring the quality of Shoppe merchandising in the field.

     Management Information Systems. The Company's management information system utilizes customized software for monitoring field office and franchisee Shoppe results. The software allows the Company to monitor individual Shoppe placements, Shoppe revenue, Vend Ratio and tax and commission payments through reports generated at the Company field offices. The software also allows the Company to monitor total Shoppe revenue, average Shoppe revenue, Shoppes on location and Vend Ratio and to determine franchisee royalty payments for franchise offices.

MERCHANDISING

     Merchandising Mix. The Company offers merchandise for the Shoppes in pre-pack bags along with bulk merchandise. The pre-pack bags include an assortment of exclusive SugarLoaf designs, along with licensed and other domestic goods. The merchandise variety is regularly updated, and the Company offers at least 1,500 new items each year. Seasonal goods are placed in Shoppes for all major holidays.

     New Designs. The Company works with several free-lance designers and creates at least 300 new, exclusive designs each year which can only be obtained through the SugarLoaf Toy Shoppes. The Company also creates several theme product collectibles and many players attempt to retrieve all of the products in the series.

     Merchandise Sourcing and Vendor Relationships. The Company purchases product from several overseas factories and has developed good relationships with these suppliers over the past ten years. The Company also utilizes several domestic sources and attempts to take advantage of licensed and closeout merchandise.

SUPPLIERS

     Product. The Company maintains a purchasing and development staff at its corporate headquarters and contracts with foreign and domestic manufacturers and outside vendors for its supply of products. The SugarLoaf Toy Shoppes offer a combination of Company-designed products that are manufactured to the Company's specifications and "off the shelf" products available from foreign manufacturers and third-party vendors. Since 1988, all Company-designed toys have been manufactured to its specifications by foreign manufacturers. Currently, the Company relies on multiple manufacturers in China to produce its custom designs, each of whom has the capability to produce a range of the toys required by the Company. Decisions regarding the choice of manufacturer are based on price, quality of workmanship, reliability and the ability of a manufacturer to meet the Company's delivery requirements.

     Shoppes. During 1996, all of the 1,430 skill-crane machines purchased by the Company were supplied by Rainbow Crane, Inc. During the first six months of 1997, approximately 83.6% of the 1,107 skill-crane machines purchased by the Company were supplied by Rainbow; another 16.4% of such purchases were supplied by Smart Industries, Inc. All three of the Company's approved suppliers, including one of the leading manufacturers of skill-crane machines, are located in the U.S. The Company is currently purchasing the SugarLoaf Treasure Shoppe from one of the Company's three approved suppliers and is currently purchasing the SugarLoaf Fun Shoppe and the SugarLoaf Toy Shoppe from two of its approved suppliers. The Company intends to divide future purchases of its skill-crane machines between at least two of its approved suppliers and may seek to add new suppliers. Management believes that suitable skill-crane machines are available from a number of domestic and foreign manufacturers.

FRANCHISE RELATIONS

     As of June 30, 1997, the Company had franchise agreements in effect with 20 franchisees covering 26 territories in the U.S. and one territory in British Columbia, Canada covering, in the aggregate, 4,195 Shoppes. The Company does not currently intend to grant any additional franchises.

     The Company has entered into a franchise agreement with the franchisee for each separate territory. The Company provides ongoing advice and assistance to franchisees in connection with the operation and management of each franchise through training sessions, meetings, seminars, field training and operations manuals. Franchisees are required to place a minimum number of Shoppes in each territory depending on the population of the territory. Franchisees are under no minimum product purchase obligations and are required to pay royalties equal to a percentage of vending revenue, with no fixed minimum amount required.

     The Company requires its franchisees to meet certain minimum operational standards in order to maintain consistent quality in the Shoppes. Franchisees are required to service each Shoppe no less than two times per week, to respond to service calls within a specified period of time and to maintain certain size, type and quality standards for the products dispensed in the Shoppes. In addition, franchisees are required to maintain certain average minimum Vend Ratios.

     The Company offers franchisees a cost-effective means of purchasing both products and Shoppes. The Company is able to purchase products and Shoppes in quantity and thereby reduce equipment and product costs to the Company and its franchisees. The Company offers pre-packed units of product for each of the

Shoppes. The product mix in the pre-packed units is changed on a weekly basis to maintain the Shoppes' fresh appearance. Franchisees also can create their own mix of products by purchasing products in bulk from the Company or other vendors. The Company must approve all products purchased from other vendors.

     Although the franchise agreements require franchisees to place a specified minimum number of Shoppes within their territories and to pay franchise royalties, franchisees are under no minimum product purchase or minimum annual royalty payment obligations. There can be no assurance, therefore, that the Company will continue to realize the same or greater revenue from its franchisees. The Company also cannot require franchisees to expand operations within their territories or preclude them from taking actions inconsistent with the Company's expansion or business strategy.

TERMS OF FRANCHISE AGREEMENT

     Following is a summary of certain terms of the Company's franchise agreements currently in effect:

     Fee and Royalty Payments. Current franchise agreements typically provide for payment of an initial franchise fee that depends on the population of the franchised territory. A reduced initial fee is available to qualified current franchisees who purchase rights to operate in a new territory contiguous to their respective current territories. Initial franchise fees are not a material source of the Company's revenue. In addition, the franchisee must pay a royalty fee based on gross machine revenue, subject to quarterly adjustments, a cap on fees paid annually and a fee reduction program, as described below. The royalty may be adjusted up or down at the end of each quarter based on that quarter's average weekly gross revenue from the territory and such adjustment will remain in effect until adjusted at the end of the next succeeding calendar quarter. The annual royalties payable on gross revenue from the SugarLoaf Toy Shoppes and SugarLoaf Treasure Shoppes in a territory are capped at $125,000. There is no cap on the annual royalty payable on gross revenue from the SugarLoaf Fun Shoppe. A franchisee is entitled to a reduction in the royalty rate on gross revenue from the SugarLoaf Treasure Shoppe and the SugarLoaf Toy Shoppe of one percentage point on gross revenue for a future six-month period based on the franchisee meeting certain standards during the most recently completed six-month period.

     Purchase Requirements. New franchisees are required to make certain minimal initial purchases of Shoppes from the Company. Additional machines and spare parts may be purchased from the Company or any Company-approved alternative sources. Product may be ordered from the Company or from Company-approved suppliers. The Company offers products through both its pre-packing programs and a bulk-purchase program whereby volume purchases of certain designated products are made by the Company.

     Territory Requirements. Franchise agreements generally provide for an area of exclusivity defined by counties. The Company retains certain rights under the franchise agreements to operate other types of amusement devices and vending machines.

     Quality Standards. All of the Company's franchise agreements require that the franchisee comply with the Company's standards and specifications for products, machines, distribution of products, inventory standards, service, placement, appearance and maintenance of the machines, product ordering procedures, installation, minimum average player return, product mix and customer relations and service calls.

     Financing Assistance. The Company has established a third-party equipment-leasing program for qualified franchisees. The leasing program permits qualified franchisees to lease the machines for their territories. If the franchisee defaults on the lease, the Company has agreed to purchase the machines from the leasing company at an agreed upon price. If the Company agrees to guarantee the lease, the franchisee must pay to the leasing company a fee of less than one percent of the lease amount, which amount is then remitted to the Company by the leasing company.

     Right of First Refusal. In the event any franchisee proposes to transfer to any third party its SugarLoaf business or any rights or interests granted by the franchise agreement, the Company has up to 45 days to exercise a right of first refusal to purchase such business, rights or interests on the same terms and conditions as the franchisee's proposed transfer of such business rights or interests.

COMPETITION

     The majority of skill-crane operators are privately owned "mom and pop" operations each owning and operating on average less than 20 skill-crane machines. However, the Company also competes with a number of regional and local operators of skill-crane machines. Many of these competitors are engaged in aggressive expansion programs, and the Company has experienced and expects to continue to experience intense competition for new locations. There can be no assurance that the Company will be able to compete effectively with these companies in the future. The Company's Shoppes compete with other vending machines and coin-operated amusement devices and seasonal and bulk merchandise for sites in retail locations. Competition for sites in retail locations is based primarily on the amount of revenue that can be generated by a particular use of a site. There can be no assurance that the Company will be able to maintain its current sites in the retail locations or that it will be able to obtain sites in the future on attractive terms or at all. There also are few barriers to entry in the Company's business, and it would be possible for well-financed vending machine manufacturers or other vending machine operators with existing relationships with supermarkets and other venues targeted by the Company to compete readily with the Company in certain markets.

INTELLECTUAL PROPERTY

     The Company has no patents or patent applications pending and relies primarily on a combination of trademark and unfair competition laws, trade secrets, confidentiality procedures and agreements to protect its proprietary rights. The Company seeks to protect its product names under trademark and unfair competition laws. The Company owns a number of trademarks that have been registered with the United States Patent and Trademark Office, including "SugarLoaf," "Toy Shoppe," "Treasure Shoppe" and "Fun Shoppe." In addition, the Company claims common law trademark protection for the mark "A Test of Skill." The Company considers its operations manual, training videos, and other related materials and portions of its licensed methods to be proprietary and confidential and the terms of the Company's franchise agreements require franchisees to maintain the confidentiality of such information and procedures and to adopt reasonable precautions to prevent unauthorized disclosure of these secrets and information. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's Shoppes and products or to obtain and use information that the Company regards as proprietary. The Company also may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. The Company does not have significant intellectual property protection for its business. Management believes that its success is likely to depend more upon merchandising skill, location selection and consumer support than on legal protection of the Company's proprietary rights.

GOVERNMENT REGULATION

     The Company's business is subject to federal, state, provincial and local regulations relating to product labeling and safety, coin-operated games and franchising. The Federal Hazardous Substances Act, as amended by the Child Protection Act of 1966, the Child Protection and Toy Safety Act of 1969, the Toy Safety Act of 1984 and the Child Safety Protection Act of 1994, requires the labeling of articles which bear or contain a hazardous substance as defined in these statutes. In addition, the Consumer Product Safety Commission may, under these statutes, ban and exclude from the market toys or other articles intended for use by children which contain hazardous substances or present a public health or safety hazard, and require the repurchase and reimbursement of certain expenses by the manufacturer of such banned toys or other articles.

     The distribution and operation of skill-crane machines may be subject to federal, state, provincial and local regulations, including gaming regulations, which vary from jurisdiction to jurisdiction. Certain jurisdictions may require licenses, permits and approvals to be held by companies and their key personnel in connection with the distribution or operation of skill-crane machines. Management believes that Washington is the only state in which the Company currently operates Shoppes that requires the Company to maintain a license with the state's gambling commission. Currently, the Company believes that it has obtained all necessary governmental licenses, permits and approvals necessary for the distribution or operation of the Shoppes in the Company-owned operations. However, no assurance can be given that such licenses, permits or approvals will be given or renewed in the future. Franchisees are responsible for their own regulatory compliance. See "Risk Factors -- Government Regulation."

     The U.S. Federal Trade Commission and certain states require a franchisor to transmit specified disclosure statements to potential franchisees upon entering into negotiations to grant a franchise. Additionally, some states require the franchisor to register its franchise with the state before it may offer a franchise. The Company believes it is in material compliance with such laws in the states in which the Company has offered or sold franchises and does not currently intend to grant any additional franchises.

INSURANCE

     The Company carries property, liability, workers' compensation and directors and officers liability insurance policies, which it believes are customary for businesses of its size and type. However, there can be no assurance that the Company's insurance coverage will be adequate or that insurance will continue to be available to the Company at reasonable rates. Franchisees are required to maintain certain minimum standards of insurance pursuant to their franchise agreements. Under the current form of franchise agreement, such insurance must be issued by a responsible insurance company or companies acceptable to the Company and must include fire and extended coverage insurance, comprehensive general liability insurance, general liability motor vehicle insurance on all vehicles used in the operation of the business and workers' compensation insurance. The Company must be named as an additional insured on appropriate policies.

     The Company may be subject to claims for personal injuries resulting from the use of its Shoppes or from products and other merchandise dispensed from the Shoppes. To date, the Company has not experienced any material product liability claims or costs, and it currently maintains product liability insurance which it believes to be adequate. The Company's product liability insurance coverage is limited, however, and there can be no assurance that such insurance would adequately cover future product liability costs or claims.

EMPLOYEES

     As of August 31, 1997, the Company had a total of 372 employees, including 31 employees at its headquarters in Boulder, Colorado. None of the Company's employees are represented by labor unions or covered by any collective bargaining contract. Management believes it has a good relationship with the Company's employees.

     Generally, each of the Company's field offices employs approximately 5 to 15 persons, including a general manager, an office assistant and an adequate number of route merchandisers to properly service the Company's Shoppes. The general manager is responsible for the daily operations of the office, monitoring route merchandisers and acquiring new accounts. The regional managers oversee the operations of the Company field offices and report directly to the Company's area directors.

     The Company has an incentive bonus program pursuant to which regional managers and field office personnel may be eligible to receive incentive compensation based on office and route profitability. Management believes that this program rewards excellence in management, gives field office personnel an incentive to improve operations and results in an overall reduction in the cost of operations. In addition, regional field managers and other corporate personnel are eligible to receive options to purchase shares of Common Stock subject to ongoing service requirements.

PROPERTY

     The Company's principal executive offices are located at 5660 Central Avenue, Boulder, Colorado, where the Company, its Treasure and Fun Shoppe fulfillment warehouse facilities and the Denver, Colorado operation occupy approximately 18,000 square feet of office and warehouse space under a lease that expires January 28, 2002. The Company also is a party to 29 other leases which are used for office and warehouse space which average approximately 2,100 square feet, provide for monthly rental payments ranging from $350 to $3,930 and expire at various times over the period September 30, 1997 to August 31, 2000. The Company believes that its facilities are adequate for its current needs and for the anticipated expansion of its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company as of August 31, 1997 were as follows:

NAME                             AGE    POSITION
----                             ---    --------
Jerome M. Lapin................  67     President, Chief Executive Officer and Chairman of
                                          the Board of Directors
W. John Cash...................  50     Vice President, Chief Financial Officer and
                                          Treasurer
Randall J. Fagundo.............  37     Vice President of Operations, Secretary and
                                          Director
Abbe M. Stutsman(1)............  45     Vice President of Purchasing and Product
                                          Development and Director
Richard D. Jones(2)............  56     Director
J. Gregory Theisen.............  51     Director
Jim D. Baldwin(1)..............  65     Director
John A. Sullivan(1)(2).........  43     Director

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Jerome M. Lapin has served as President, Chief Executive Officer and a Director since January 1994 and as chairman of the Board since July 1995. Prior to joining the Company, he was the Managing Director for World Hosts Pty. Ltd., a restaurant leasing consulting business, from July 1991 to January 1994. From June 1989 to June 1990, Mr. Lapin was the President of Sanwa Foods, Inc., a soup manufacturer and marketer ("Sanwa"), and from June 1990 to June 1991 he was a consultant for Sanwa. Mr. Lapin was a co-founder of the International House of Pancakes, Inc. in 1958.

     W. John Cash has served as Vice President and Chief Financial Officer since July 1995. Prior to joining the Company he was Vice President and Chief Financial Officer of Kasler Holding Company, a diversified construction company, from May 1991 to March 1995. From July 1984 to April 1991, Mr. Cash served as a partner of KPMG Peat Marwick LLP.

     Randall J. Fagundo, a co-founder of the Company, has served as Vice President of Operations and Secretary since May 1991 and as a Director since August 1988. Prior to joining the Company, he was one of the founders of Southwest Coin Company.

     Abbe M. Stutsman, a co-founder of the Company, has served as a Vice President since January 1994 and as a Director since December 1989. Ms. Stutsman served as the Company's Secretary from August 1988 until May 1991, Treasurer from January 1994 until July 1995 and President from May 1991 until January 1994. Prior to joining the Company, she was the Business Manager of Colorado Coin from April 1988 to August 1988.

     Richard D. Jones, a co-founder of the Company, has served as a Director since August 1988 and served as Chairman of the Board from August 1988 to July 1995 and as President of the Company from August 1988 to April 1991. Mr. Jones has served as President of T.R. Baron & Associates, Inc., a marketing and consulting business, since May 1975. Mr. Jones was a co-founder of Colorado Coin in 1987.

     J. Gregory Theisen, a co-founder of the Company, has served as a Director since August 1988. Mr. Theisen has served as a Vice President of Lorac, Inc., an investment consulting company, since December 1989. Mr. Theisen served as Vice President of the Company from August 1988 to December 1993. Prior to joining the Company, Mr. Theisen was a co-founder of Colorado Coin and served as its Operations Manager from January 1987 to October 1988.

     Jim D. Baldwin, has served as a Director since October 1995. Mr. Baldwin served as President and Chief Executive Officer of King Soopers, a supermarket/combination store retailer, from 1979 until his retirement in February 1990. Mr. Baldwin served as a consultant with Knight, Roth and Associates, a consulting firm, from February 1990 to July 1994. Mr. Baldwin also serves as a director of Grease Monkey Holding Corp.

     John A. Sullivan, has served as a Director since October 1995. Mr. Sullivan has been employed by Batchelder & Partners, Inc., an investment advisory and consulting firm, since May 1996. Mr. Sullivan also served as a Senior Vice President of The Seidler Companies Incorporated, the underwriter of the Company's initial public offering, from August 1993 to April 1996. Prior to being elected Senior Vice President at The Seidler Companies Incorporated, Mr. Sullivan served as a Vice President from October 1990 to August 1993. Mr. Sullivan also serves as a director of the Farr Company.

BOARD COMMITTEES

     The standing committees of the Board of Directors include an Audit Committee and a Compensation Committee.

     The Audit Committee is comprised of Messrs. Baldwin and Sullivan and Ms. Stutsman. The functions performed by the Audit Committee include recommending to the Board of Directors independent auditors to serve the Company for the ensuing year, reviewing with the independent auditors and management, the scope and results of the audit, assuring that the independent auditors act independently, reviewing and approving any substantial change in the Company's accounting policies and practices, reviewing with management and the independent auditors the adequacy of the Company's system of internal controls and reviewing the Company's annual report.

     The Compensation Committee is comprised of Messrs. Jones and Sullivan. The functions performed by the Compensation Committee include reviewing and approving management's recommendations as to executive compensation and reviewing, approving and administering the Company's executive compensation and stock option plans.

DIRECTORS' COMPENSATION

     Each non-employee director of the Company, other than Messrs. Jones and Theisen, receives $2,500 for each regular or special meeting of the Board of Directors or committee meeting that is held on a date other than the date of a board meeting. All Directors also receive reimbursement for their reasonable out-of-pocket expenses related to such attendance.

     Each non-employee director of the Company, other than Messrs. Jones and Theisen, are eligible to receive stock option grants under the 1995 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors as defined in the Internal Revenue Code of 1986, as amended (the "Code") are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code. Option grants under the Directors' Plan are non-discretionary. See
"-- Non-Employee Directors' Stock Option Plan."

     During 1996, the Company did not grant options to non-employee directors of the Company.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table shows for the fiscal years ended December 31, 1996, 1995 and 1994, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its three other most highly compensated executive officers for the year ended December 31, 1996 (the "Named Executive Officers"):

                                                                                   LONG-TERM
                                                                              COMPENSATION AWARDS
                                                    ANNUAL COMPENSATION    -------------------------
                                                    --------------------   SECURITIES
                                                     SALARY      BONUS     UNDERLYING    ALL OTHER
       NAME AND PRINCIPAL POSITION          YEAR     ($)(1)       ($)       OPTIONS     COMPENSATION
       ---------------------------          ----    ---------   --------   ----------   ------------
Jerome M. Lapin...........................  1996    $ 155,833         --         --       $ 6,757(2)
  President and Chief Executive             1995      156,250         --         --         7,074(2)
     Officer                                1994      143,750         --    548,132       $16,689(3)
W. John Cash(4)...........................  1996      112,320         --         --         9,128(6)
  Vice President, Chief Financial           1995(5)    50,416         --     20,000         1,860(6)
     Officer and Treasurer
Randall J. Fagundo........................  1996      111,837                    --         9,550(6)
  Vice President of Operations              1995       80,411   $ 98,469(7)      --         6,445(6)
     and Secretary                          1994       64,005    144,819(7)      --         2,030(6)
Abbe M. Stutsman..........................  1996      111,837                    --         9,824(6)
  Vice President of Purchasing              1995       79,167    203,870(7)      --         2,918(6)
     and Product Development                1994       60,000    255,224(7)      --         1,200(6)

---------------

(1) Includes amounts deferred pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.

(2) Consists of value of Company provided automobile and health insurance premiums paid by the Company.

(3) Includes value of Company provided automobile, health insurance premiums paid by the Company and relocation reimbursement of $9,683.

(4) On April 30, 1997, W. John Cash was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $7.63 per share under the Company's Stock Option Plan.

(5) Mr. Cash joined the Company in July 1995.

(6) Includes value of Company provided automobile, health insurance premiums paid by the Company and funds contributed by the Company as matching contributions to the Named Executive Officers' 401(k) Plan account.

(7) Consists of S corporation distributions.

STOCK OPTION PLAN

     The Company's Stock Option Plan (the "Option Plan") was originally adopted by the Board of Directors and approved by its stockholders as of November 1993 and was amended and restated by the Board of Directors and approved by the stockholders in July 1995. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers, directors, consultants and advisors of the Company and its subsidiaries and to promote the success of the Company's business. The Option Plan covers a total of 856,132 shares of Common Stock. At August 31, 1997, 552,465 shares of Common Stock had been issued pursuant to the exercise of options previously granted under the Option Plan and the Company had outstanding options to purchase 308,500 shares of Common Stock, of which 4,833 shares are subject to stockholder approval of an increase in the shares authorized for issuance under the Option Plan, at exercise prices ranging from $4.50 to $9.69 per share. The Board of Directors has approved an increase in the shares of Common Stock reserved for issuance under the Option Plan from 856,132 to 1,400,000, and the Company intends to seek stockholder approval of the increase at a special stockholders' meeting to be held in November 1997. The Option Plan will terminate in October 2003 unless sooner terminated by the Board of Directors.

     The Option Plan provides for the grant of both incentive stock options intended to qualify as such under Section 422 of the Code and non-statutory stock options. The Board may delegate administration of the Option Plan to a Stock Option Committee, which would be comprised of disinterested directors. Subject to the limitations set forth in the Option Plan, the Board or the Stock Option Committee has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each option, to determine whether an option is to be an incentive stock option or a non-statutory stock option, to establish vesting schedules, and, subject to certain restrictions, to specify the type of consideration to be paid upon exercise and to specify other terms of the options.

     The maximum term of options granted under the Option Plan is ten years (five years for an option granted to a person who at that time owns 10% of the total combined voting power of all classes of stock.) The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000 per optionee; portions in excess of such amount shall be treated as non-statutory stock options. Options granted under the Option Plan are non-transferable and generally expire upon the earlier of the stated expiration date or three months after the termination of an optionee's service to the Company (18 months in the event the optionee's employment terminates by reason of death and 12 months in the event the optionee's employment terminates due to disability).

     The Board has discretion in connection with a merger or consolidation where the Company is the surviving corporation to prescribe the terms and conditions for the modification of the options granted under the Option Plan. In the event of a dissolution or liquidation of the Company, or a merger or consolidation in which the Company is not the surviving corporation, all outstanding options will terminate unless assumed by another corporation.

     No specific vesting schedule is required under the Option Plan. The exercise price of incentive stock options must equal at least the fair market value of the Common Stock on the date of grant, except that the exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant. The exercise price of non-statutory stock options under the Option Plan may be no less than 85% of the fair market value of the Common Stock on the date of grant.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In July 1995, the Company adopted the Directors' Plan to provide for the automatic grant of options to purchase shares of Common Stock to directors of the Company who are not, and never have been, its employees or consultants. The Directors' Plan is intended to meet the requirements of Rule 16b-3(c)(2)(i) under the Securities Exchange Act of 1934 and, accordingly, is to be entirely self-executing. At August 31, 1997, the Company had 21,000 options outstanding to purchase shares of Common Stock at an exercise price of $7.00 per share.

     The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 42,000. The Board of Directors has approved an increase in the shares of Common Stock reserved for issuance under the Directors' Plan from 42,000 to 100,000, and the Company intends to seek stockholder approval of the increase at a special stockholders' meeting to be held in November 1997. Pursuant to the terms of the Directors' Plan, each director of the Company who is not otherwise employed by the Company and is first appointed or elected after the date of adoption of the Directors' Plan, automatically will be granted an option to purchase 10,500 shares of Common Stock. Such options will vest in three equal annual installments with the first installment vesting on the first anniversary of the date of grant.

     In the event of a merger, consolidation, reverse merger or reorganization of the Company, the surviving corporation must assume any options outstanding under the Directors' Plan or substitute similar options for those outstanding under the Directors' Plan or, if the Company is the surviving corporation, such options will continue in full force and effect.

     No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Unless otherwise terminated by the Board, the Directors' Plan automatically terminates in June 2005.

OPTION GRANTS IN LAST FISCAL YEAR

     During the fiscal year ended December 31, 1996 there were no options granted to the Named Executive Officers.

AGGREGATED OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table shows for the fiscal year ended December 31, 1996 certain information regarding options exercised and held at year-end by the Named Executive Officers:

                                                             NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                                                  UNDERLYING            IN-THE-MONEY
                                                             UNEXERCISED OPTIONS         OPTIONS AT
                               SHARES                           AT 12/31/96(#)            12/31/96
                              ACQUIRED          VALUE            EXERCISABLE/           EXERCISABLE/
          NAME             ON EXERCISE(#)   REALIZED($)(1)     UNEXERCISABLE(#)     UNEXERCISABLE($)(2)
          ----             --------------   --------------   --------------------   --------------------
Jerome M. Lapin..........      41,666          $263,287            323,297/0        $    1,608,726/0
W. John Cash.............          --                --              5,000/15,000        $   2,500/7,500
Randall J. Fagundo.......          --                --                 --/--                   --/--
Abbe M. Stutsman.........          --                --                 --/--                   --/--

---------------

(1) Based on the fair market value of the Common Stock as of the date of exercise, minus the exercise price, multiplied by the number of shares acquired.

(2) Based on the fair market value of the Common Stock as of December 31, 1996 of $5.00 per share, minus the exercise price of "in-the-money" unexercised options, multiplied by the number of shares represented by such options.

EMPLOYMENT AGREEMENTS

     The Company entered into employment agreements with Jerome M. Lapin, W. John Cash and Abbe Stutsman (each an "Executive") as of June 1, 1996 (the "Employment Agreements"). The Employment Agreement with Mr. Lapin, as updated by the Compensation Committee, provides that he will receive an annual salary of $185,000 as of April 1, 1997, increasing to $200,000 on April 1, 1998 and to $215,000 on April 1, 1999. The Employment Agreements with Mr. Cash and Ms. Stutsman, as updated by the Compensation Committee, provide that they will each receive an annual salary of $129,470. Additionally, each Executive is eligible to receive a bonus or salary increase as determined by the Compensation Committee. Mr. Lapin also is entitled to a minimum bonus of $60,000 and $45,000 during the years beginning April 1, 1998 and April 1, 1999, respectively. The Employment Agreements also provide that each Executive will be entitled to (i) participate in any employee benefits plans the Company makes available to its other employees, (ii) four weeks vacation, and (iii) use of an automobile provided by the Company. The Employment Agreement with Mr. Lapin expires on December 31, 1999 and the Employment Agreements with Mr. Cash and Ms. Stutsman expire on December 31, 1998. Each Employment Agreement also provides that the Company may terminate the Executive's employment at any time for cause and with 60 days' written notice without cause. If the Executive is terminated without cause, the Company is obligated to pay the Executive's salary for 12 months after the termination date. The Employment Agreements provide that after a change of control of the Company, if the Executive is terminated without cause, required to move outside the Boulder, Colorado area or experiences a material reduction in his other responsibilities then the Executive will be entitled to receive the salary set forth in the respective Employment Agreement for the remaining term of the Agreement. The Employment Agreements also contain confidentiality and noncompete provisions which prohibit the Executives from soliciting employees of the Company, engaging in business similar to the Company's or disclosing confidential information for a period of three years after the termination of the Executive's employment with the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers and has purchased a directors and officers liability insurance policy covering each of its directors and executive officers.

     In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REORGANIZATION

     On August 31, 1995, the Company acquired substantially all of the inventory, property and equipment and assumed certain facilities leases and contracts of the Affiliated Entities for an aggregate purchase price of approximately $9.0 million. The Company paid the purchase price by issuing promissory notes which were secured by the acquired assets. The Founders, as owners of significant ownership interests in the Affiliated Entities, received a portion of the proceeds of the promissory notes upon their repayment by the Company as described below. The Company entered into a five-year non-competition agreement with each Founder and Gary Kraft in connection with the Reorganization.

     Sugarloaf Marketing and Sugarloaf, Ltd. (the "Kraft Entities") were owned principally by Gary Kraft, Messrs. Jones and Theisen. The Kraft Entities received promissory notes in an aggregate principal amount of $5.6 million. The terms of the purchase of the Kraft Entities' assets were determined as a result of negotiations between the Company and Gary Kraft, the principal stockholder of Sugarloaf Marketing. The Kraft Entities retained their cash and accounts receivable, trade names and trademarks. In connection with the Reorganization, Gary Kraft was granted three additional franchises covering the states of Louisiana and Oklahoma and portions of Missouri, Illinois and Texas which were acquired in September 1997. See "Business -- Recent Acquisitions."

     The Affiliated Entities were owned in varying percentages by the Founders and certain past and present employees of the Affiliated Entities. The purchase price of the assets acquired from such Affiliated Entities was determined by the Founders, and not as a result of arm's-length negotiation, by multiplying the income, as adjusted, of each such Affiliated Entity for the six-month period January through June 1995 by six and adding the book value of the acquired inventory as of the closing. The Affiliated Entities received promissory notes in an aggregate principal amount of $1.3 million. Promissory notes representing the remaining fifty percent of the aggregate purchase price is being paid semi-annually over a three-year period with interest only due for the first year and principal and interest due in the second and third years.

     As a result of their ownership interests in the Affiliated Entities, the Founders received the following amounts, subject to certain adjustments to be made in connection with the acquisition of the transferred assets, from the Affiliated Entities described above:

                                                              AMOUNT RECEIVED
                                                              ---------------
Richard D. Jones............................................    $2,001,786
J. Gregory Theisen..........................................     1,924,920
Randall J. Fagundo..........................................       601,142
Abbe M. Stutsman............................................     1,329,543

     The purchase price for the Affiliated Entities was paid with cash in the amount of $2.0 million and three year promissory notes with an aggregate principal amount of $1.3 million with an interest rate on the principal amount of 8% per annum (the "Notes"). During the fiscal year ended December 31, 1996, the Company made the following interest payments on the Notes held by the
Founders:

                                                              AMOUNT RECEIVED
                                                              ---------------
Richard D. Jones............................................      $19,090
J. Gregory Theisen..........................................       16,169
Randall J. Fagundo..........................................       22,709
Abbe M. Stutsman............................................       49,921

     As of August 31, 1997, the Company had made the following interest and principal payments on the Notes held by the Founders during 1997:

                                                              AMOUNT RECEIVED
                                                              ---------------
Richard D. Jones............................................     $136,018
J. Gregory Theisen..........................................      115,207
Randall J. Fagundo..........................................      161,801
Abbe M. Stutsman............................................      355,688

PRODUCT PURCHASES AND ROYALTY PAYMENTS

     The Affiliated Entities, as franchisees of the Company, purchased equipment and inventory and made certain royalty and other payments to the Company in the following amounts in the periods shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1994          1995
                                                              ----------    ----------
Performance Merchandising, Inc..............................    $717,246      $416,925
Inland Merchandising, Inc...................................     178,554       413,499
Chicago Toy Company, Inc....................................     414,616       344,967
Georgia Toy Company.........................................     117,815       108,328
Lehigh Valley Toy Company...................................     125,207        94,346
Southwest Coin Company......................................     209,825       187,118
Sugarloaf Marketing, Inc....................................     662,856       708,197
Sugarloaf, Ltd..............................................     382,744       460,420

     Southwest Coin Company and the Kraft Entities had no written agreement with the Company. Chicago Toy Company, Inc., Southwest Coin Company and the Kraft Entities had not paid royalties on certain vending revenue from Shoppes owned and operated by them. Southwest Coin Company and Sugarloaf Marketing (in certain geographic areas) had not paid royalties on vending revenue from SugarLoaf Toy Shoppes as such entities were in existence prior to the Company's formation. Chicago Toy Company, Inc. did not pay royalties on vending revenue from SugarLoaf Treasure Shoppes through a special arrangement with Gary Kraft, the controlling shareholder of Sugarloaf, Ltd., related to the services Mr. Kraft rendered to the Company in connection with the development of the SugarLoaf Treasure Shoppe concept.

STOCKHOLDER LOANS

     Between December 1989 and December 1993, Messrs. Jones and Theisen each loaned the Company an aggregate amount equal to $297,250, Mr. Fagundo loaned the Company an amount equal to $38,250 and Ms. Stutsman loaned the Company an aggregate amount equal to $43,250. In addition, during such period Mr. Fagundo loaned the Company $33,000 and the Company loaned Mr. Fagundo $33,000 and in June 1995 such amounts were repaid. All of the outstanding loans had simple interest rates of 12% per annum which the Company paid on a quarterly basis. All of the loans were amended on August 31, 1995 to provide for the automatic conversion of the entire principal amount into shares of Common Stock of the Company upon the closing of the Company's initial public offering at a price per share equal to the price per share of the shares of Common Stock offered to the public. The following shares were issued at the closing of the initial public offering:

                                                              SHARES RECEIVED
                                                              ---------------
Richard D. Jones............................................      42,464
J. Gregory Theisen..........................................      42,464
Randall J. Fagundo..........................................       5,465
Abbe M. Stutsman............................................       6,178

S CORPORATION DISTRIBUTIONS

     The Company paid to the Founders the following amounts as S corporation distributions for the periods shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1994           1995
                                                              ---------      ---------
Richard D. Jones............................................    $91,000         --
J. Gregory Theisen..........................................     91,000         --
Randall J. Fagundo..........................................     38,999         --
Abbe M. Stutsman............................................     38,999         --

     The Affiliated Entities paid to the Founders the following amounts either as S corporation or partnership distributions for the periods shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1994          1995
                                                              ----------    ----------
Richard D. Jones............................................    $ 70,522      $ 65,322
J. Gregory Theisen..........................................      53,172        52,522
Randall J. Fagundo..........................................     105,820        98,469
Abbe M. Stutsman............................................     216,225       203,870

     During the fiscal year ended December 31, 1996, the Company paid the following distributions to the former S corporation shareholders of the Company, representing 40% of the estimated amount of net income of the Company from January 1, 1995 through October 12, 1995:

                                                              AMOUNT RECEIVED
                                                              ---------------
Richard D. Jones............................................     $228,519
J. Gregory Theisen..........................................      228,519
Randall J. Fagundo..........................................       85,550
Jerome M. Lapin.............................................       24,499
Abbe M. Stutsman............................................       66,433

COMMISSIONS

     Mr. Jones, through T.R. Baron & Associates, Inc., and Mr. Theisen, through Lorac, Inc., received as commission payments from the Company and the Affiliated Entities, the following amounts during the periods shown:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1994          1995
                                                              ----------    ----------
Richard D. Jones............................................    $355,000      $311,384
J. Gregory Theisen..........................................     355,000       311,384

OTHER TRANSACTIONS

     John A. Sullivan, a Director of the Company, served as a Senior Vice President with The Seidler Companies Incorporated, the underwriter of the Company's initial public offering. As compensation for serving as the Company's underwriter, The Seidler Companies Incorporated received warrants exercisable for 125,000 shares of Common Stock at an exercise price of $8.40 per share which are exercisable until October 18, 1999. See "Principal and Selling Stockholders."

     Management believes the terms of the foregoing transactions were fair to the Company. All future transactions with affiliates will be subject to the approval of the Company's disinterested directors and will be on terms believed by such directors to be no less favorable to the Company than those available from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group, and (v) the Selling Stockholders. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all the shares of Common Stock owned by them.


                                             SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                               OWNED PRIOR TO                         OWNED AFTER
                                                 OFFERING(1)          NUMBER        OFFERING(1)(2)
                                             -------------------    OF SHARES     -------------------
             BENEFICIAL OWNER                 NUMBER     PERCENT    OFFERED(2)     NUMBER     PERCENT
             ----------------                ---------   -------    ----------    ---------   -------
Richard D. and Melinda K. Jones(3).........  1,128,623    20.71%      500,000       628,623     9.74%
  5660 Central Avenue
  Boulder, CO 80301
J. Gregory Theisen(4)......................  1,098,623    20.16       500,000       598,623     9.28
  5660 Central Avenue
  Boulder, CO 80301
SAFECO Asset Management Company(5).........    886,800    16.27            --       886,800    13.75
  601 Union Street
  Seattle, WA 98101
Jerome M. Lapin(6).........................    523,132     9.60            --       523,132     8.11
  5660 Central Avenue
  Boulder, CO 80301
Abbe M. Stutsman(7)........................    368,104     6.75        25,000       343,104     5.32
  5660 Central Avenue
  Boulder, CO 80301
Randall J. Fagundo.........................    367,391     6.74        42,000       325,391     5.04
  5660 Central Avenue
  Boulder, CO 80301
W. John Cash(8)............................     10,000     *               --        10,000     *
Jim D. Baldwin(9)..........................     12,000     *               --        12,000     *
John A. Sullivan(10).......................     33,500     *               --        33,500     *
All directors and executive officers as
  group (8 persons) (3)-(4) and (6)-(10)...  3,541,373    64.49%    1,067,000     2,474,373    38.11%


---------------

  *  Less than one percent.


 (1) Percentage of beneficial ownership is based on 5,449,904 shares of Common Stock outstanding as of August 31, 1997 and 6,450,904 shares of Common Stock outstanding after the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of August 31, 1997, are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Amounts indicated reflect actual number of shares offered and assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised in full, (i) Richard D. and Melinda K. Jones will sell 125,000 shares and will beneficially own 503,623 shares, or 7.81% of the Common Stock outstanding after the Offering, (ii) J. Gregory Theisen will sell an additional 125,000 shares and will beneficially own 473,623 shares, or 7.34% of the Common Stock outstanding after the Offering, (iii) Abbe M. Stutsman will sell an additional 28,750 shares and will beneficially own 314,354 shares, or 4.87% of the Common Stock outstanding after the Offering, and (iv) Randall J. Fagundo will sell an additional 31,300 shares and will beneficially own 294,091 shares, or 4.56% of the Common Stock outstanding after the Offering.


 (3) Includes (i) 42,464 shares held by T.R. Baron and Associates, Inc. Defined Benefit Pension Plan, of which Mr. Jones is the Trustee, (ii) 500,000 shares held by the Jones Family Charitable Trust Number 1, of which Mr. Jones is the Trustee, and (iii) 293,079 held by Ms. Jones. The 500,000 shares to be sold in the Offering are held by the Jones Family Charitable Trust Number 1.

 (4) Includes 12,464 shares held by Colorado Coin Company Defined Benefit Keogh Plan of which Mr. Theisen is the Trustee.

 (5) SAFECO Asset Management Company is a subsidiary of SAFECO Corporation and holds such shares on behalf of its clients, including SAFECO Common Stock Trust, which holds 500,000 shares and SAFECO Resource Series Trust, which holds 386,800 shares. SAFECO Corporation and SAFECO Asset Management Company disclaim beneficial ownership of all shares held by SAFECO Common Stock Trust and SAFECO Resource Series Trust.

 (6) Includes 161,648 shares of Common Stock held jointly with Mr. Lapin's spouse.

 (7) Includes 50,519 shares of Common Stock held jointly with Ms. Stutsman's spouse.

 (8) Consists of options to purchase Common Stock exercisable within 60 days of August 31, 1997 by Mr. Cash.

 (9) Includes options to purchase 7,000 shares of Common Stock granted under the Directors' Plan which are exercisable within 60 days of August 31, 1997.

(10) Includes 9,000 shares of Common Stock held jointly with Mr. Sullivan's spouse, options to purchase 7,000 shares of Common Stock granted under the Directors' Plan which are exercisable within 60 days of August 31, 1997 and a warrant held by Mr. Sullivan exercisable to purchase 17,500 shares of Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 6,450,904 shares of Common Stock outstanding. Of these shares, the 1,700,000 shares sold in the Company's initial public offering and the 2,067,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as is defined under the Securities Act. The remaining 2,683,904 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. Of these shares, 14,000, 1,081,627 and 1,227,246 are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 90, 180 and 270 days, respectively, after the date of this Prospectus without the prior written consent of EVEREN Securities, Inc.


     In general, under Rule 144, a person (or person whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 64,500 shares after giving effect to the Offering) or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions and other requirements of Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

GENERAL


     The Company's Certificate of Incorporation currently provides that the Company is authorized to issue 7,000,000 shares of Common Stock, $0.01 par value per share. As of August 31, 1997, the Company had 5,449,904 shares of Common Stock outstanding. Upon completion of the Offering, there will be 6,450,904 shares of Common Stock outstanding. The Company also is authorized to issue 500,000 shares of Preferred Stock, $0.10 par value per share. No shares of Preferred Stock are currently issued and outstanding. In addition, an aggregate of 345,667 shares of Common Stock are reserved for issuance under the Option Plan and the Directors' Plan. The Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock from 7,000,000 shares to 20,000,000 shares and to increase the number of shares registered for issuance pursuant to the Option Plan and the Directors' Plan. The Company intends to seek stockholder approval of such increases at a special stockholders meeting to be held in November 1997. See "Management -- Stock Option Plan" and "Non-Employee Directors' Stock Option Plan."


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of Preferred Stock issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

     As of August 31, 1997, the Company had outstanding warrants to purchase 125,000 shares of Common Stock. The exercise price for the warrants is $8.40 per share which expire on October 18, 1999. None of the warrants have any voting rights, dividend rights or preferences until such time as the warrant is exercised and converted to Common Stock. The term of the warrants, including the exercise prices may be changed by written agreement of the Company and the holders of the respective warrants.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company's Certificate of Incorporation and Bylaws also require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Company's Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, N.A. is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc., Ladenburg Thalmann & Co. Inc. and The Seidler Companies Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,067,000 shares of Common Stock from the Company and the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
EVEREN Securities, Inc. ....................................       662,650
Ladenburg Thalmann & Co. Inc. ..............................       662,650
The Seidler Companies Incorporated..........................       211,700
BT Alex. Brown Incorporated.................................        50,000
Goldman, Sachs & Co. .......................................        50,000
Lehman Brothers Inc. .......................................        50,000
Morgan Stanley & Co., Incorporated..........................        50,000
Crowell, Weedon & Co. ......................................        30,000
Friedman, Billings, Ramsey & Co., Inc. .....................        30,000
Janco Partners, Inc. .......................................        30,000
Jefferies & Company, Inc. ..................................        30,000
Prime Charter Ltd. .........................................        30,000
Rauscher Pierce Refsnes, Inc. ..............................        30,000
Rodman & Renshaw Inc. ......................................        30,000
Stifel, Nicolaus & Company, Incorporated....................        30,000
Sutro & Co. Incorporated....................................        30,000
Wedbush Morgan Securities Inc. .............................        30,000
Wheat First Butcher Singer, Inc. ...........................        30,000
                                                                 ---------
          Total.............................................     2,067,000
                                                                 =========


     The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.


     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not to exceed $0.50 per share. The Underwriters may allow, and such dealers may re-allow, discounts not to exceed $0.10 per share to certain other dealers. After the public offering of the shares of Common Stock offered hereby, the public offering price and the other selling terms may be changed by the Representatives.



     The Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 310,050 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

     The public offering price for the Common Stock set forth on the cover page of this Prospectus was determined by negotiations among the Company, the Selling Stockholders and the Representatives. The factors considered in determining the public offering price include the information set forth in this Prospectus and otherwise available to the Representatives, the trading history of the Common Stock on the Nasdaq National Market, the history of and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the prospects for future earnings of the Company, the general condition of the securities market at the time of the Offering and the recent market prices of securities of generally comparable companies. Prior to the Offering, trading in the Company's Common Stock has been thinly traded. There can be no assurance as to the liquidity of any market that may develop for the Common Stock or the ability of holders to sell their Common Stock, nor can there be any assurance that the price at which holders are able to sell their Common Stock will not be lower than the price at which the Common Stock is sold to the public by the Underwriters. See "Risk Factors -- Limited Historical Trading Volume in the Common Stock; Possible Volatility of Stock Price."

     The Company, each Company director and officer and each Selling Stockholder has agreed with the Underwriters not to (other than in connection with the Offering or in connection with certain transfers to entities organized for the exclusive benefit of family members of such persons), directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock of the Company or issue any securities convertible into or exercisable or exchangeable (except pursuant to the terms of the Company's existing employee or director stock plans) for Common Stock, or enter into any swap or other agreement to do any of the foregoing, for periods ranging between 90 and 270 days after the date of this Prospectus (subject to a limited exception in one case in connection with the satisfaction of certain personal tax liabilities related to the exercise of Company stock options) without the written consent of EVEREN Securities, Inc. (the "Lock-Up Agreement"). These "lock-up" restrictions may not apply to the estate of any person described above in the event such person dies during the "lock-up" period and do not prohibit any person from exercising options (but would prohibit the sale during the "lock-up" period of shares of Common Stock purchased upon the exercise of such options). As part of the Lock-Up Agreement, the Company also has agreed with the Underwriters that it will not, without the written consent of EVEREN Securities, Inc., file a registration statement relating to shares of capital stock (including Common Stock), or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, capital stock (including Common Stock), during the 90-day period following the date of this Prospectus, excepting the filing of registration statements on Form S-8 with respect to the Company's employee or director stock plans.


     In connection with the Offering, the Representatives and certain Underwriters and selling group members and their respective affiliates may, in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and other transactions that stabilize, maintain or otherwise affect the market price for the Common Stock. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position, in which case the Underwriters may engage in a syndicate covering transaction or may exercise the Underwriters' over-allotment option described above. Syndicate covering transactions involve the purchase of Common Stock in the open market following completion of the Offering to cover all or a portion of a syndicate short position. Penalty bids permit the Representatives, on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified minimum. Any of the transactions described in this paragraph may cause the price of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     Certain of the shares of Common Stock offered hereby are already listed on the Nasdaq National Market, and application has been made to Nasdaq National Market to so list the other shares of Common Stock offered hereby.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Cooley Godward LLP, Boulder, Colorado. Certain legal matters in connection with the Common Stock will be passed on for the Underwriters by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, of which this Prospectus is a part, as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located a 7 World Trade Center, New York, New York 10048 and Northwest Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Worldwide Web site (address: http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market. Reports and other information concerning the Company may also be inspected at the offices of the Nasdaq Stock Market, 1725 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2

Financial Statements:
  Balance Sheets............................................  F-3
  Statements of Earnings....................................  F-4
  Statements of Stockholders' Equity........................  F-5
  Statements of Cash Flows..................................  F-6
  Notes to Financial Statements.............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
American Coin Merchandising, Inc.:

     We have audited the accompanying balance sheets of American Coin Merchandising, Inc. (formerly American Coin Merchandising, Inc. and affiliates through August 31, 1995) as of December 31, 1996 and 1995, and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Coin Merchandising, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Boulder, Colorado
February 25, 1997

                       AMERICAN COIN MERCHANDISING, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------    JUNE 30,
                                                               1995      1996        1997
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $ 1,590   $   771     $   826
  Trade accounts and other receivables......................      748       673         726
  Inventories...............................................    3,411     4,329       4,559
  Current portion of trade notes receivable.................       20        --          --
  Prepaid expenses and other assets.........................      190       164         315
                                                              -------   -------     -------
          Total current assets..............................    5,959     5,937       6,426
                                                              -------   -------     -------
Property and equipment, at cost:
  Vending machines..........................................    7,051    12,446      16,590
  Vehicles..................................................      938     2,095       3,102
  Office equipment, furniture and fixtures..................      306       527         909
                                                              -------   -------     -------
                                                                8,295    15,068      20,601
  Less accumulated depreciation.............................   (3,037)   (4,697)     (5,859)
                                                              -------   -------     -------
          Property and equipment, net.......................    5,258    10,371      14,742
                                                              -------   -------     -------
Placement fees, net of accumulated amortization.............       20       183         322
Deferred income taxes.......................................      350        42          42
Cost in excess of assets acquired, net of accumulated
  amortization..............................................    2,115     3,209       3,125
Other assets................................................       --        16          38
                                                              -------   -------     -------
          Total assets......................................  $13,702   $19,758     $24,695
                                                              =======   =======     =======

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank revolving line of credit.............................  $   406   $    --     $    --
  Current portion of long-term debt.........................      151       435         427
  Current portion of notes payable to Control Group.........       --       674         674
  Income taxes payable......................................      188       279         227
  Accounts payable..........................................    1,055       544       1,820
  Accrued commissions.......................................      525       747         728
  Other accrued expenses....................................      104       344         592
  Distribution payable......................................      634        --          --
                                                              -------   -------     -------
          Total current liabilities.........................    3,063     3,023       4,468
Long-term debt, net of current portion......................      283     4,384       6,423
Notes payable to Control Group, net of current portion......    1,349       675         337
                                                              -------   -------     -------
          Total liabilities.................................    4,695     8,082      11,228
                                                              -------   -------     -------
Stockholders' equity:
  Preferred stock, $.10 par value (Authorized 500,000
     shares; none issued)...................................       --        --          --
  Common stock, $.01 par value (Authorized 7,000,000 shares;
     issued and outstanding 5,081,608 and 5,123,274 in 1995
     and 1996, respectively, 5,447,904 at June 30, 1997)....       51        51          54
  Additional paid-in-capital................................    8,355     8,407       8,414
  Unearned stock option compensation........................      (80)      (49)        (33)
  Retained earnings.........................................      681     3,267       5,032
                                                              -------   -------     -------
Total stockholders' equity..................................    9,007    11,676      13,467
                                                              -------   -------     -------
Commitments
          Total liabilities and stockholders' equity........  $13,702   $19,758     $24,695
                                                              =======   =======     =======

                See accompanying notes to financial statements.

                     AMERICAN COIN MERCHANDISING, INC. (A)

                             STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           JUNE 30,
                                             ---------------------------     -----------------
                                              1994      1995      1996        1996      1997
                                             -------   -------   -------     -------   -------
                                                                                   (UNAUDITED)
Revenue:
  Vending..................................  $11,651   $17,031   $30,439     $12,192   $22,648
  Franchise and other......................    5,963     8,683     7,828       4,225     3,499
                                             -------   -------   -------     -------   -------
          Total revenue....................   17,614    25,714    38,267      16,417    26,147
                                             -------   -------   -------     -------   -------
Cost of revenue:
  Vending..................................    8,399    11,701    21,283       8,639    16,042
  Franchise and other......................    4,207     6,054     5,659       3,071     2,309
                                             -------   -------   -------     -------   -------
          Total cost of revenue............   12,606    17,755    26,942      11,710    18,351
                                             -------   -------   -------     -------   -------
          Gross profit.....................    5,008     7,959    11,325       4,707     7,796
General and administrative expenses........    3,247     4,218     7,053       3,203     4,725
Commissions and royalties, related
  parties..................................      360       347        --          --        --
                                             -------   -------   -------     -------   -------
          Operating earnings...............    1,401     3,394     4,272       1,504     3,071
                                             -------   -------   -------     -------   -------
Interest expense, related parties..........      144       224       108          54        45
Interest expense, other....................       84       159       267          37       222
Minority interest in income of combined
  affiliates...............................       62        80        --          --        --
Share of loss of equity affiliate..........       29        27        --          --        --
                                             -------   -------   -------     -------   -------
          Earnings before taxes............    1,082     2,904     3,897       1,413     2,804
Provision for income taxes.................       --       329     1,311         537     1,039
                                             -------   -------   -------     -------   -------
          Net earnings.....................  $ 1,082   $ 2,575   $ 2,586     $   876   $ 1,765
                                             =======   =======   =======     =======   =======
Net earnings per share of common stock.....                      $  0.48     $  0.16   $  0.33
Weighted average common shares.............                        5,417       5,449     5,381
Pro forma information:
  Historical earnings before taxes.........            $ 2,904
  Pro forma adjustments to earnings before
     taxes.................................              1,207
                                                       -------
  Pro forma earnings before taxes..........              4,111
  Pro forma income tax expense.............             (1,562)
                                                       -------
  Pro forma net earnings...................            $ 2,549
                                                       =======
Pro forma earnings per common and common
  equivalent share
  Pro forma net earnings per share.........            $  0.55
  Weighted average common shares...........              4,669

---------------

(a) Through August 31, 1995, represents combined financial statements of American Coin Merchandising, Inc. and Affiliates(see note 1).

                See accompanying notes to financial statements.

                     AMERICAN COIN MERCHANDISING, INC. (A)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                            TOTAL
                                                       ADDITIONAL     UNEARNED                  EQUITY      STOCK-
                                              COMMON    PAID-IN     STOCK OPTION   RETAINED       OF       HOLDERS'
                                              STOCK     CAPITAL     COMPENSATION   EARNINGS   AFFILIATES    EQUITY
                                              ------   ----------   ------------   --------   ----------   --------
DECEMBER 31, 1993...........................   $31      $    34         $ --       $   101       $ 667     $   833
Issuance of common stock....................    --           --           --            --           4           4
Net earnings................................    --           --           --           602         480       1,082
Distributions...............................    --           --           --          (260)       (445)       (705)
                                               ---      -------         ----       -------       -----     -------
DECEMBER 31, 1994...........................    31           34           --           443         706       1,214
Issuance of 1,700,000 common stock in public
  offering, net.............................    17       10,034           --            --          --      10,051
Issuance of employee stock options..........    --           80          (80)           --          --          --
Exercise of employee stock options..........     2            3           --            --          --           5
Conversion of stockholder loans.............     1          675           --            --          --         676
Net earnings................................    --           --           --         2,072         503       2,575
Distributions...............................    --           --           --          (634)       (420)     (1,054)
Distribution to Control Group in conjunction
  with Reorganization.......................    --           --           --        (4,162)       (789)     (4,951)
Deferred tax asset established in
  Reorganization............................    --          491           --            --          --         491
Termination of S corporation tax status.....    --       (2,962)          --         2,962          --          --
                                               ---      -------         ----       -------       -----     -------
DECEMBER 31, 1995...........................    51        8,355          (80)          681          --       9,007
Amortization of deferred compensation.......    --           --           26            --          --          26
Tax benefit related to employee stock
  options...................................    --           57           --            --          --          57
Exercise of employee stock options..........    --            1           --            --          --           1
Termination of employee stock options.......    --           (6)           5            --          --          (1)
Net earnings................................    --           --           --         2,586          --       2,586
                                               ---      -------         ----       -------       -----     -------
DECEMBER 31, 1996...........................    51        8,407          (49)        3,267          --      11,676
Amortization of deferred compensation.......    --           --           12            --          --          12
Exercise of employee stock options..........     3           12           --            --          --          15
Termination of employee stock options.......    --           (5)           4            --          --          (1)
Net earnings................................    --           --           --         1,765          --       1,765
                                               ---      -------         ----       -------       -----     -------
JUNE 30, 1997 (UNAUDITED)...................   $54      $ 8,414         $(33)      $ 5,032       $  --     $13,467
                                               ===      =======         ====       =======       =====     =======

---------------

(a) Through August 31, 1995, represents combined financial statements of American Coin Merchandising, Inc. and Affiliates (see note 1).

                See accompanying notes to financial statements.

                     AMERICAN COIN MERCHANDISING, INC. (A)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         JUNE 30,
                                                   ---------------------------   -----------------
                                                    1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Operating activities:
  Net earnings...................................  $ 1,082   $ 2,575   $ 2,586   $   876   $ 1,765
  Adjustments to reconcile net earnings to net
     cash provided by operating activities:
     Depreciation and amortization...............      688       930     1,891       762     1,359
     Affiliate losses............................       34        72        --        --        --
     Compensation expense related to stock
       options...................................       --        --        25        13        11
     Deferred income tax expense.................       --       141       308        --        --
     Changes in operating assets and liabilities,
       net of Reorganization and acquisitions:
       Trade accounts and other receivables,
          net....................................     (147)     (206)       53      (212)      (53)
       Inventories...............................     (573)   (1,650)     (756)     (157)     (230)
       Prepaid expenses and other assets.........       56      (182)       10       (95)     (173)
       Income taxes payable......................       --       188       148        27       (52)
       Accounts payable and accrued expenses.....      632       994       (49)      669     1,505
                                                   -------   -------   -------   -------   -------
          Net cash provided by operating
            activities...........................    1,772     2,862     4,216     1,883     4,132
                                                   -------   -------   -------   -------   -------
Investing activities:
  Acquisitions of property and equipment, net....   (1,471)   (2,234)   (6,052)   (3,242)   (5,570)
  Acquisitions of franchisees....................       --      (160)   (1,224)     (613)       --
  Acquisition of non-Control Group interests in
     Reorganization..............................       --    (3,125)       --        --        --
  Placement fees.................................       --       (20)     (192)     (113)     (215)
  Change in notes receivable.....................        3        31        20         7        --
                                                   -------   -------   -------   -------   -------
          Net cash used in investing
            activities...........................   (1,468)   (5,508)   (7,448)   (3,961)   (5,785)
                                                   -------   -------   -------   -------   -------
Financing activities:
  Net borrowings (payments) on revolving line of
     credit......................................     (153)     (121)    3,381     1,283     2,248
  Principal payments on notes payable to related
     parties.....................................     (247)     (167)       --        --        --
  Proceeds from issuance of notes payable to
     related parties.............................      444        22        --        --        --
  Principal payments on long-term debt...........     (397)   (1,172)   (1,559)     (185)     (217)
  Principal payments on notes payable to Control
     Group.......................................       --        --        --        --      (338)
  Proceeds from issuance of long-term debt.......      802       516     1,224        24        --
  Distributions..................................     (705)     (420)     (634)     (634)       --
  Payments to Control Group in Reorganization....       --    (4,509)       --        --        --
  Cash retained by combined affiliates in
     Reorganization..............................       --      (326)       --        --        --
  Issuance of common stock, net of offering
     costs.......................................       --    10,056         1        --        15
                                                   -------   -------   -------   -------   -------
          Net cash provided by (used in)
            financing activities.................     (256)    3,879     2,413       488     1,708
                                                   -------   -------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents....................................       48     1,233      (819)   (1,590)       55
Cash and cash equivalents at beginning of
  period.........................................      309       357     1,590     1,590       771
                                                   -------   -------   -------   -------   -------
Cash and cash equivalents at end of period.......  $   357   $ 1,590   $   771   $    --   $   826
                                                   =======   =======   =======   =======   =======

---------------
(a) Through August 31, 1995, represents combined financial statements of American Coin Merchandising, Inc. and Affiliates (see Note 1).

                See accompanying notes to financial statements.

                       AMERICAN COIN MERCHANDISING, INC.

                         NOTES TO FINANCIAL STATEMENTS
(INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND
                               1997 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     American Coin Merchandising, Inc., d/b/a SugarLoaf Creations, Inc. (the "Company") and its franchisees own and operate coin-operated skill-crane machines ("Shoppes") that dispense stuffed animals, plush toys, watches, jewelry and other items. The Company's Shoppes are placed in supermarkets, mass merchandisers, bowling centers, bingo halls, bars, restaurants, warehouse clubs and similar locations. At June 30, 1997, the Company has 29 offices operating in 39 states. The Company also sells products to franchisees. At June 30, 1997 there were 26 Company franchises in operation.

     Prior to August 31, 1995, the date of the Reorganization described below, certain stockholders of the Company, who collectively own a controlling interest in the Company (the "Control Group"), owned interests in the eight affiliated entities (the "Affiliated Entities") which were franchisees of the Company. Except as noted below, each of the Affiliated Entities began operations prior to January 1, 1993. The Control Group owned greater than 50% of the outstanding common stock or partnership interests of seven of the Affiliated Entities and less than 50% of the eighth, as follows:

     Affiliated Entities:

        Combined affiliates:
           Chicago Toy Company
           Georgia Toy Company
           Inland Merchandising, Inc. (began operations in June 1993) Lehigh Valley Toy Company
           Performance Merchandising, Inc.
           Southwest Coin Company
           Sugarloaf, Ltd. (began operations in January 1993)

        Equity affiliate:
           Sugarloaf Marketing, Inc.

     Due to the common controlling ownership, the accompanying financial statements include the accounts of the Company and the combined affiliates (collectively referred to as the "Combined Companies") through August 31, 1995. All material intercompany balances and transactions have been eliminated. Through August 31, 1995 the Control Group's interest has been accounted for as equity of affiliates and the other stockholders' interest has been reflected as minority interest. As such, the assets and liabilities of the Combined Companies have been accounted for in the financial statements based upon their historical costs through August 31, 1995. The financial statements account for the Control Group ownership interest in Sugarloaf Marketing, Inc. using the equity method of accounting through August 31, 1995.

     On August 31, 1995, the Company acquired substantially all of the inventories, property and equipment, and assumed certain facilities leases, which are operating leases, and contracts of the Affiliated Entities in exchange for promissory notes in the principal amount of $8,983,000 (the "Reorganization"), of which $7,634,000 was paid from the proceeds of the Company's initial public offering in October 1995. The remaining promissory notes in the principal amount of $1,349,000 are payable in 1997 and 1998. As a result of the Reorganization, assets attributable to the Control Group's interest have been accounted for similar to the pooling-of-interests method of accounting for business combinations. Assets and liabilities included in the financial statements which were retained by the combined affiliates in the Reorganization have been accounted for as distributions to the combined affiliates. Amounts paid to the combined affiliates attributed to the Control Group interest have been accounted for as a distribution for financial reporting purposes. Assets transferred attributable to the non-Control Group members (the minority interest in the combined affiliates and the majority interest in the equity affiliate) have been accounted for using the purchase method of accounting for business combinations. The Company has recorded approximately $1,964,000 of costs in excess

                       AMERICAN COIN MERCHANDISING, INC.

of assets acquired as a result of the transfer of assets attributable to the non-Control Group. The Reorganization was a taxable transaction for income tax purposes, and accordingly, the Company has a tax basis in the transferred assets in excess of that for financial reporting.

2. ACQUISITIONS

     In September 1995, the Company acquired certain assets and the business operation of one of its franchisees for approximately $346,000. Of this amount, $158,000 was paid in cash with the balance to be paid over a three year period in accordance with the terms of a promissory note issued in connection with the acquisition. The Company has recorded approximately $187,000 of costs in excess of assets acquired as a result of this acquisition that was accounted for using the purchase method of accounting.

     During 1996, the Company acquired in January, July and August certain assets and the business operations of three of its franchisees and also acquired the operating assets of a skill-crane service company in May for approximately $2,103,000. Of this amount, $1,224,000 was paid in cash with the balance to be paid over two and three year periods in accordance with the terms of the promissory notes issued in connection with the acquisitions. The Company has recorded approximately $1,239,000 of costs in excess of assets acquired as a result of these acquisitions that were accounted for using the purchase method of accounting.

     The pro forma effect of these acquisitions is not material to revenue or net earnings for the years ended December 31, 1995 and 1996.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VENDING

     Vending revenue represents cash receipts from customers using vending machines and is recognized when collected. The cost of vending is comprised primarily of the cost of products vended through the machines, the servicing of machines and commissions paid to retail locations.

FRANCHISE ROYALTIES AND FEES

     Typically, franchisees are required to pay continuing royalties ranging from 2% to 5% of gross machine revenue.

     Franchisees are required to pay an initial nonrefundable franchise fee. Initial franchise fees are recognized as revenue when the franchise opens. Included in equipment sales and other revenue is initial franchise fee revenue of $53,000, $86,000 and none during 1994, 1995 and 1996 and none for the six months ended June 30, 1997, respectively.

INCOME TAXES

     Prior to October 13, 1995 the Company had elected tax treatment as an S corporation, and the combined affiliates were each organized as S corporations, except for Southwest Coin Company which was organized as a partnership. Accordingly, through October 12, 1995, no provisions were made for income taxes since all income, deductions, gains, losses and credits were reported on the tax returns of the stockholders or partners. The S corporation status of the Company terminated on October 12, 1995 and, thereafter, the Company became a taxable entity.

     Effective October 13, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset and liability method of accounting for income taxes as prescribed by SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets and liabilities are measured using

                       AMERICAN COIN MERCHANDISING, INC.

enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled. The effects on deferred tax assets and liabilities of a change in tax rates are recognized in income in the period that includes the enactment date.

     Quarterly income taxes are computed using the anticipated effective tax rate for the year.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consist of purchased items ready for resale or use in vending operations.

PROPERTY AND EQUIPMENT

     Property, equipment and capital leases are stated at cost. Depreciation is calculated on the straight-line and accelerated methods over the estimated useful lives of the assets that range from 3 to 7 years. Amortization expense related to capital leases is calculated on the straight-line method over the estimated useful lives of the leased assets which is 7 years.

COST IN EXCESS OF ASSETS ACQUIRED

     Cost in excess of assets acquired represents the purchase amount paid in excess of the fair market value of the tangible net assets acquired and is amortized using the straight-line method over a 20-year period.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews its long-lived assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

NET EARNINGS PER SHARE

     Net earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include the dilution from the potential exercise of stock options when the effect is dilutive. Primary and fully diluted earnings per share are the same. Net earnings per share has been omitted for 1994 and 1995 because through August 31, 1995 the Combined Companies were not a single entity with its own capital structure.

                       AMERICAN COIN MERCHANDISING, INC.

INTERIM FINANCIAL STATEMENTS

     The financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited but, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the financial condition, results of operations, and cash flows. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

RECLASSIFICATIONS

     Certain amounts for prior periods have been reclassified to conform to the June 30, 1997 presentation.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     A schedule of supplemental cash flow information follows (in thousands):

                                                                           SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,        JUNE 30,
                                                ------------------------   -----------------
                                                1994      1995     1996     1996      1997
                                                -----   --------   -----   ------   --------
Cash paid during the period:
  Interest paid...............................   $240    $   370    $372     $ 95     $  282
  Income taxes paid...........................     --         --     858      510      1,092
Significant noncash investing and financing
  activities:
  Equipment purchases financed with debt......    336        241      54       54         --
  Notes payable issued for acquisitions of
     franchisees..............................     --        188     879      363         --
  Distribution payable........................     --        634      --       --         --
  Deferred tax asset established in
     Reorganization...........................     --        491      --       --         --
  Conversion of stockholder loans into common
     stock....................................     --        676      --       --         --
Cash paid in Reorganization:
  Value of tangible assets acquired...........           $   983
  Cost in excess of assets acquired...........             1,964
  Net liabilities retained by combined
     affiliates,
  excluding cash retained.....................             1,310
  Notes payable to Control Group..............            (1,349)
  Net elimination of investment in equity
     affiliate
  and minority interest.......................               101
  Distribution to Control Group...............             4,951
                                                         -------
          Cash paid and retained (1)..........           $ 7,960
                                                         =======

---------------

     (1) Includes $326,000 of cash retained by the combined affiliates.

4. INVESTMENT IN EQUITY AFFILIATE

     Prior to the Reorganization, investment in equity affiliate consisted of a 48.5% and 48.0% interest in 1994 and 1995, respectively, in Sugarloaf Marketing, Inc. (Sugarloaf Marketing) which was accounted for using the equity method (see note 1). On August 31, 1995, in connection with the Reorganization, the Company acquired the remaining 52% interest in Sugarloaf Marketing. The acquisition has been accounted for using the purchase method of accounting for business combinations. The operating results of Sugarloaf Marketing are included in the Company's earnings statement from the date of the acquisition. Pro forma results of operations

                       AMERICAN COIN MERCHANDISING, INC.

for 1995, as if the Reorganization, including the acquisition of Sugarloaf Marketing, had occurred on January 1, 1995 is presented in note 14.

     Summarized financial information of Sugarloaf Marketing is as follows (in thousands):

                                                                             EIGHT MONTHS
                                                            YEAR ENDED          ENDED
                                                           DECEMBER 31,       AUGUST 31,
                                                               1994              1995
                                                           ------------      ------------
Revenue..................................................     $5,078            $3,941
Net loss.................................................        (59)              (57)

     Included in revenue are the following amounts with Sugarloaf Marketing (in thousands):

                                                                             EIGHT MONTHS
                                                            YEAR ENDED          ENDED
                                                           DECEMBER 31,       AUGUST 31,
                                                               1994              1995
                                                           ------------      ------------
Product and service sales................................      $603              $660
Franchise royalties......................................        60                52

     Transactions with Sugarloaf Marketing were conducted on a basis consistent with that of unaffiliated franchisees.

5. BANK REVOLVING LINE OF CREDIT

     The Company has a bank revolving line of credit, which expires July 5, 1999. Interest is payable monthly at the bank's prime rate (8.25% at December 31, 1996 and 8.50% at June 30, 1997). Maximum borrowings on this line cannot exceed the lesser of $9,000,000 or a borrowing base defined in the agreement. At December 31, 1996 and June 30, 1997, there was a principal amount of approximately $3,787,000 and $6,035,000, respectively outstanding on this facility that is reflected in long-term debt on the accompanying balance sheet.

     The credit facility is secured by all business assets, including accounts receivable, inventories, property and equipment and an assignment of franchise fees. The line of credit agreement requires that, among other things, the Company maintain a minimum net worth, meet certain ratios, and limits the Company's ability to pay dividends and incur additional indebtedness.

     At December 31, 1996 and June 30, 1997, approximately $59,000 and $287,000, respectively, of the credit facility was committed on open letters of credit for inventory on order but not yet received.

                       AMERICAN COIN MERCHANDISING, INC.

6. LONG-TERM DEBT AND NOTES PAYABLE TO CONTROL GROUP

     Long-term debt and notes payable to control group consists of the following (in thousands):

                                                              DECEMBER 31,
                                                             ---------------   JUNE 30,
                                                              1995     1996      1997
                                                             ------   ------   --------
LONG-TERM DEBT:
Bank revolving line of credit (see note 5).................  $   --   $3,787    $6,035
Notes payable to former franchisees, in monthly
  installments with interest at 8%; final payments at
  various dates through August 1999, secured by certain
  property and equipment...................................     178      871       689
Capitalized lease obligations..............................     107       --        --
Notes payable to banks, in monthly installments with
  interest ranging from 7% to 12.95%; final payments at
  various dates through August 2000; secured by certain
  property and equipment...................................     149      161       126
                                                             ------   ------    ------
          Total long-term debt.............................     434    4,819     6,850
Less current portion.......................................    (151)    (435)     (427)
                                                             ------   ------    ------
          Long-term debt, net of current portion...........  $  283   $4,384    $6,423
                                                             ======   ======    ======
NOTES PAYABLE TO CONTROL GROUP:
Promissory notes to Affiliated Entities, semi-annual
  principal payments to commence February 1997 with
  interest at 8%; notes are secured by the assets exchanged
  (see note 1).............................................  $1,349   $1,349    $1,011
Less current portion.......................................      --     (674)     (674)
                                                             ------   ------    ------
          Notes payable to Control Group, net of current
            portion........................................  $1,349   $  675    $  337
                                                             ======   ======    ======

     The carrying amount of long-term debt and notes payable to control group approximates fair value.

     Maturities of long-term debt and notes payable to Control Group as of December 31, 1996 are as follows (in thousands):

1997........................................................  $1,109
1998........................................................   4,855
1999........................................................     195
2000........................................................       9
2001........................................................      --
                                                              ------
                                                              $6,168
                                                              ======

7. INCOME TAXES

     Prior to October 13, 1995, the Company was an S corporation and was not subject to income taxes. The S corporation status of the Company terminated on October 12, 1995. As a result of the termination of the Company's S corporation status, the Company incurred a one-time deferred tax expense of $141,000.

                       AMERICAN COIN MERCHANDISING, INC.

     The provision for income taxes consists of the following (in thousands):

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1995     1996
                                                              ----    ------
Current
  Federal...................................................  $160    $  869
  State.....................................................    28       134
                                                              ----    ------
                                                               188     1,003
                                                              ----    ------
Deferred
  Federal...................................................   119       267
  State.....................................................    22        41
                                                              ----    ------
                                                               141       308
                                                              ----    ------
                                                              $329    $1,311
                                                              ====    ======

     A reconciliation of the expected tax expense, assuming income before taxes is taxed at the statutory federal tax rate of 34%, and the Company's actual provision for income taxes is as follows (in thousands):

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                              1995      1996
                                                              -----    ------
Expected tax expense at the federal statutory rate..........  $ 987    $1,325
State income taxes, net of federal taxes....................     33       116
Change in valuation allowance...............................     --      (171)
Termination of S corporation status.........................    141        --
S corporation income........................................   (811)       --
Other.......................................................    (21)       41
                                                              -----    ------
                                                              $ 329    $1,311
                                                              =====    ======

     The sources and tax effects of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities are as follows (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
DEFERRED TAX ASSETS:
Property and equipment-basis and depreciation differences...  $   98    $   --
Costs in excess of assets acquired-basis and amortization
  differences...............................................   1,255     1,157
                                                              ------    ------
                                                               1,353     1,157
Valuation allowance.........................................   1,003       832
                                                              ------    ------
                                                                 350       325
DEFERRED TAX LIABILITIES:
Property and equipment-basis and depreciation differences...      --      (283)
                                                              ------    ------
                                                              $  350    $   42
                                                              ======    ======

                       AMERICAN COIN MERCHANDISING, INC.

8. COMMISSIONS AND ROYALTIES TO RELATED PARTIES

     The Company recognized commission expense of $290,000 and $232,000 in 1994 and 1995, respectively, for services provided by two other corporations whose stockholders are also the majority stockholders of the Company. In addition, the Company recognized royalty expense of $70,000 and $115,000 in 1994 and 1995, respectively, to a trust controlled by a stockholder of one of the combined affiliates.

9. RETIREMENT PLAN

     The Company maintains a 401(k) profit sharing plan, which covers substantially all employees. Employees are permitted to contribute up to 15% of their eligible compensation. The Company makes contributions to the plan matching 50% of the employees' contribution up to 10%. The Company's matching contributions totaled $8,000, $17,000 and $49,000, in 1994, 1995 and 1996 and
totaled $18,000 and $54,000 for the six months ended June 30, 1996 and 1997, respectively.

10. COMMITMENTS

LEASES

     The Company has several noncancelable operating leases, primarily for office and warehouse facilities and certain types of equipment. These leases expire at various times over the next four years. Rent expense under these leases totaled $173,000, $190,000 and $275,000 in 1994, 1995 and 1996 and
totaled $131,000 and $243,000 for the six months ended June 30, 1996 and 1997, respectively.

     Future minimum commitments under operating leasing arrangements as of December 31, 1996 are as follows (in thousands):

1997..................................................  $253
1998..................................................   122
1999..................................................    43
2000..................................................     8
2001 and thereafter...................................    --
                                                        ----
          Total.......................................  $426
                                                        ====

GUARANTEES

     The Company has established, with a bank, a vending machine leasing program for qualified franchisees. Under terms of the program, the Company has agreed to purchase machines from the bank at an agreed upon price for franchisees who default on their leases with the bank. At December 31, 1996 and June 30, 1997, franchisees had $30,000 and $7,000, respectively, in outstanding leases guaranteed by the Company.

11. STOCK OPTIONS

     The Company has two fixed option plans. Under the terms of the amended and restated stock option plan (the "Option Plan"), the Company may grant to employees, consultants and advisors up to 856,132 shares of common stock. Under the Option Plan, the Company may grant both incentive stock options and non-statutory stock options, and the maximum term is ten years. Non-statutory options may be granted at no less than 85% of the fair market value of the common stock at the date of grant. Stock options granted under the Option Plan vest over three to four year periods.

     Under the 1995 Non-Employee Directors' Stock Option Plan (the "Directors Plan"), the Company may grant to non-employee directors options to purchase up to 42,000 shares of common stock. Under the Directors Plan, options granted vest over a three year period and have a maximum term of ten years.

                       AMERICAN COIN MERCHANDISING, INC.

     The Company applies APB Opinion No. 25 and the related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted at fair market value under the plans. The compensation cost that has been charged against earnings for options granted at a price less than fair market value was $25,000 in 1996. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                              SIX MONTHS
                                                            YEAR ENDED          ENDED
                                                           DECEMBER 31,        JUNE 30,
                                                          ---------------   --------------
                                                           1995     1996    1996     1997
                                                          ------   ------   -----   ------
Net earnings
  As Reported...........................................  $2,575   $2,586   $ 876   $1,765
  Pro forma.............................................  $2,559   $2,471   $ 817   $1,693
Primary earnings per share
  As Reported...........................................  $  N/A   $ 0.48   $0.16   $ 0.33
  Pro forma.............................................  $  N/A   $ 0.46   $0.15   $ 0.31

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997: no dividend yield; expected volatility of 81 percent for 1995 and 1996 and 60 percent for 1997; risk-free interest rates of 6.0 percent; and expected lives of six years.

     The effect of applying SFAS No. 123, in the above pro forma disclosure, does not purport to be representative of the effect on net earnings for future years.

     A summary of the status of the Company's two fixed stock option plans and changes during the related periods is presented below:

                                              DECEMBER 31,                    SIX MONTHS ENDED
                               ------------------------------------------         JUNE 30,
                                       1995                  1996                   1997
                               --------------------   -------------------   --------------------
                                          WEIGHTED-             WEIGHTED-              WEIGHTED-
                                           AVERAGE               AVERAGE                AVERAGE
                                          EXERCISE              EXERCISE               EXERCISE
        FIXED OPTIONS           SHARES      PRICE     SHARES      PRICE      SHARES      PRICE
        -------------          --------   ---------   -------   ---------   --------   ---------
Outstanding at beginning of
  period.....................   548,132     $ .02     488,463     $1.44      440,797     $1.51
Granted......................   123,500      5.61          --        --      100,000      7.63
Exercised....................  (183,169)      .02     (41,666)      .02     (324,630)     0.05
Forfeited....................        --        --      (6,000)     5.53       (5,667)     5.53
                               --------               -------               --------
Outstanding at end of
  period.....................   488,463      1.44     440,797      1.51      210,500      6.57
                               ========               =======               ========
Options exercisable at end of
  period.....................   364,943               360,797                 35,167
Weighted-average fair value
  of options granted during
  the period.................  $   4.68                    --                   4.70

                       AMERICAN COIN MERCHANDISING, INC.

     The following table summarizes information about fixed stock options outstanding:

                                                 DECEMBER 31, 1996
                 ----------------------------------------------------------------------------------
                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                 -------------------------------------------------   ------------------------------
     RANGE                     WEIGHTED AVERAGE
      OF           NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
     $.02          323,297           2.0               $ .02           323,297          $ .02
 4.00 to 7.00      117,500           8.9                5.62            37,500           5.67
                   -------                                             -------
  .02 to 7.00      440,797           3.8                1.51           360,797            .61
                   =======                                             =======

                                                   JUNE 30, 1997
                 ----------------------------------------------------------------------------------
                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                 -------------------------------------------------   ------------------------------
     RANGE                     WEIGHTED AVERAGE
      OF           NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
 4.00 to 8.00      210,500           9.1               $6.57            35,167          $5.68

12. STOCKHOLDERS' EQUITY

COMMON STOCK

     The Company was originally incorporated in Colorado in 1988 and was reincorporated in Delaware effective July 1995. In July 1995, the Company effectuated a 2525.9515-for-1 stock split of its common stock. Common stock information has been restated to give effect to the stock split. In October 1995, the Company completed a public offering of 1,700,000 shares of its common stock at $7.00 per share. Total proceeds, net of underwriting commission and other offering costs of $1,849,000, were $10,051,000. Two of the principal stockholders of the Company and the majority stockholder of Sugarloaf Marketing acquired 300,000 shares of the Company's common stock at the initial public offering price of $7.00 per share. In conjunction with the Company's public offering, $676,000 in notes payable to related parties were converted into 96,571 shares of common stock.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 500,000 shares of $.10 par value preferred stock in one or more series and to fix the rights, preferences, privileges and distributions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. No shares of preferred stock have been issued.

WARRANTS

     In conjunction with the Company's initial public offering, a warrant to purchase 125,000 shares of common stock at a purchase price of $8.40 per share was sold to the Company's underwriter for a nominal amount. The warrant expires on October 18, 1999.

13. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

CERTAIN SIGNIFICANT ESTIMATES

     At December 31, 1996 the Company has recorded a deferred tax asset of $325,000, net of a $832,000 valuation allowance, as a result of the benefit associated with the difference between the tax and financial statement basis of assets acquired by the Company on August 31, 1995 in connection with the Reorganization. Realization is dependent on generating sufficient taxable income prior to the expiration of the benefit.

                       AMERICAN COIN MERCHANDISING, INC.

Although realization is not assured, management believes it is more likely than not that a portion of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be increased in the near term if estimates of future taxable income are increased.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

SUPPLIERS

     Substantially all the Company's plush toys and certain other products dispensed in the Company's SugarLoaf Toy Shoppes are produced by foreign manufacturers and a majority are purchased directly by the Company from manufacturers in the People's Republic of China ("China"). China currently enjoys "most favored nation" ("MFN") status under U.S. tariff laws, which allows for the most favorable category of U.S. import duties. The loss of MFN status for China could result in a substantial increase in the import duty of certain products manufactured in China, which could result in substantially increased costs for certain products purchased by the Company. Although the Company would attempt to mitigate any such increased cost by procuring its product from other countries, it would likely incur substantially higher costs and temporary disruptions in supply in the event that it becomes necessary to do so.

     The Company also purchases a substantial portion of the products for its other Shoppes from vendors who obtain product from domestic and foreign manufacturers. As a result, the Company is subject to changes in governmental policies, the imposition of tariffs and import and export controls, transportation delays and interruptions, political and economic disruptions and labor strikes which could disrupt the Company's supply of products from foreign manufacturers.

CUSTOMERS

     The Company has made available to its franchisees a fee reduction program whereby a franchisee is entitled to a reduction in the royalty rate on gross revenue from the SugarLoaf Toy and Treasure Shoppes of one percentage point on gross revenue for a future six-month period based upon the franchisee meeting certain performance standards during the most recently completed six-month period. One of the performance standards relates to the purchase of 30%, up to a maximum of $250,000, of product used in the SugarLoaf Toy Shoppe program from the Company.

     During the year ended December 31, 1996 and the six months ended June 30, 1997, one customer accounted for 11.4% and 28.2%, respectively, of the Company's revenue.

14. UNAUDITED PRO FORMA INFORMATION

     The computation of pro forma total revenue, net earnings and net earnings per share for the year ended December 31, 1995 were prepared on the basis as if the Reorganization had occurred on January 1, 1995 with an adjustment in the level of commissions and royalties to related parties that were not paid after the Reorganization, an adjustment for interest expense related to shareholder loans converted to common stock in conjunction with the Company's initial public offering of common stock on October 12, 1995 and the recording of income tax expense to reflect the conversion of the Company from an S corporation to a taxable entity on October 12, 1995 follows (in thousands):

                       AMERICAN COIN MERCHANDISING, INC.

Historical total revenue....................................  $25,714
Revenue of Sugarloaf Marketing through the date of
  acquisition...............................................    3,941
Pro forma adjustment to eliminate intercompany revenue......     (712)
                                                              -------
Pro forma total revenue.....................................  $28,943
                                                              =======
Historical earnings before income taxes.....................  $ 2,904
Pro forma adjustments:
  Net loss of Sugarloaf Marketing through the date of
     acquisition............................................      (57)
  Adjust for change in level of commissions and royalties to
     related parties........................................    1,182
  Adjust for interest related to stockholder loans converted
     to equity..............................................       61
  Eliminate minority interest and equity interest through
     the date of acquisition as a result of acquiring
     remaining ownership interest in affiliated entities....      107
  Record amortization of cost in excess of assets
     acquired...............................................      (68)
  Increase depreciation for assets acquired from non-control
     group..................................................      (18)
                                                              -------
          Total adjustments to earnings before taxes........    1,207
                                                              -------
Pro forma earnings before income taxes......................    4,111
Pro forma earnings tax expense at 38%.......................    1,562
                                                              -------
Pro forma net earnings......................................  $ 2,549
                                                              =======
Weighted average shares outstanding(1)......................    4,669
Pro forma net earnings per share............................  $  0.55
                                                              =======

---------------

(1) Shares used in computing pro forma net earnings per share are based upon 3,503,102 weighted average shares outstanding, common equivalent shares of 370,332, and 96,571 shares issued in connection with the conversion of certain stockholder loans at the initial public offering price of $7.00 per share and 699,149 shares issued to pay distributions in conjunction with the Reorganization. Common equivalent shares consist of stock options, determined using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the anticipated public offering price during a 12-month period prior to the proposed offering have been included in the calculation as if they were outstanding for the entire year (using the treasury stock method and the average price of the common stock from October 16, 1995 through December 31, 1995) and the shares issued in the initial public offering whose proceeds were used to pay distributions to Control Group stockholders in connection with the Reorganization have been included in the calculation (using the initial public offering price) as if they were outstanding for the entire year.

15. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                        QUARTER ENDED
                             ---------------------------------------------------------------------------------------------------
                             MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                              1995      1995       1995      1995      1996      1996       1996      1996      1997      1997
                             -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue..............  $5,596    $6,315     $6,206    $7,597    $8,014    $8,403     $9,634    $12,216   $12,357   $13,790
Total cost of revenue......   3,815     4,411      4,318     5,211     5,625     6,085      6,743      8,489     8,551     9,800
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Gross profit.............   1,781     1,904      1,888     2,386     2,389     2,318      2,891      3,727     3,806     3,990
General and administrative
  expenses.................   1,036     1,155      1,099     1,275     1,532     1,671      1,827      2,023     2,296     2,429
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Operating earnings.......     745       749        789     1,111       857       647      1,064      1,704     1,510     1,561
Interest expense...........      75        81        156        71        46        45        136        148       111       156
Other expense..............      34        52         21        --        --        --         --         --        --        --
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Earnings before income
    taxes..................     636       616        612     1,040       811       602        928      1,556     1,399     1,405
Provision for income
  taxes....................      --        --         --       329       308       229        352        422       518       521
                             ------    ------     ------    ------    ------    ------     ------    -------   -------   -------
  Net earnings.............  $  636    $  616     $  612    $  711    $  503    $  373     $  576    $ 1,134   $   881   $   884
                             ======    ======     ======    ======    ======    ======     ======    =======   =======   =======
  Net earnings per
    share(1)...............                                           $ 0.09    $ 0.07     $ 0.11    $  0.21   $  0.16   $  0.16
                                                                      ======    ======     ======    =======   =======   =======
Weighted average common
  shares(1)................                                            5,449     5,449      5,460      5,449     5,425     5,452
                                                                      ======    ======     ======    =======   =======   =======

---------------

(1) Net earnings per share and weighted average common shares are not presented through 1995 because the Company and each of the Affiliated Entities were organized as S corporations or a partnership.

     Back Page: Pictures of two kiddie rides and picture of a bulk vending rack; text reading "The Company intends to expand into bulk vending through the pending acquisition of Quality Amusements Corp. and Quality Entertainment Corp."

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    13
Price Range of Common Stock...........    13
Dividend Policy.......................    13
Capitalization........................    14
Selected Financial and
  Operating Data......................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    23
Management............................    34
Executive Compensation................    36
Certain Relationships and Related
  Transactions........................    39
Principal and Selling Stockholders....    43
Shares Eligible for Future Sale.......    45
Description of Capital Stock..........    45
Underwriting..........................    47
Legal Matters.........................    49
Experts...............................    49
Additional Information................    49
Index to Financial Statements.........   F-1


======================================================

======================================================


                                2,067,000 SHARES


                              [AMERICAN COIN LOGO]

                                 AMERICAN COIN
                              MERCHANDISING, INC.
                        D/B/A SUGARLOAF CREATIONS, INC.

                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            EVEREN SECURITIES, INC.

                         LADENBURG THALMANN & CO. INC.

                             THE SEIDLER COMPANIES
                                  INCORPORATED

                                OCTOBER 28, 1997


======================================================